UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha KUROGANEYA
(Name of Subject Company)

KUROGANEYA. CO., LTD.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

DCM Holdings Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Masahiko Sato
KUROGANEYA. CO., LTD.
1-13-18, Nakakogawara, Kofu City, Yamanashi, 400-0855, Japan
(Telephone +81-55-241-2472)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibits.

(b) Not applicable.

Item 2. Informational Legends

Included in the previously submitted document Exhibit 1 and the document attached hereto as Exhibit 2.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X previously filed with the Commission on June 29, 2016.

(2) Not applicable.

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Exhibit Index

Exhibit Number	Description
1	Notice of Execution of Share Exchange Agreement to Privatize KUROGANEYA. CO., LTD. as a Wholly Owned Subsidiary of DCM Holdings Co., Ltd. through a Simplified Share Exchange *

2	Notice of the 67th Ordinary General Meeting of Shareholders

*Previously submitted on Form CB on June 29, 2016.

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PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Toshihiro Hisada
(Signature)

Toshihiro Hisada
Representative Director
DCM Holdings Co., Ltd.
(Name and Title)

July 15, 2016
(Date)

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EXHIBIT 2

Notice of the 67th Ordinary General Meeting of Shareholders

To shareholders in the United States:
This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
Securities Code:9855

Dear Shareholders:	July 15, 2016

Akashi Horigome
Representative Director and President
1-13-18 Nakakogawara, Kofu, Yamanashi Prefecture

Notice of the 67th Ordinary General Meeting of Shareholders

You are cordially invited to the 67th Ordinary General Meeting of Shareholders of KUROGANEYA. CO., LTD. (“Kuroganeya” or the “Company”) as detailed below.
If you are unable to attend the meeting you may exercise your voting rights in writing. To do so please review the attached Reference Materials for the General Meeting of Shareholders below and indicate your approval or disapproval for each proposal on the enclosed Voting Form, and then post it so that it reaches us by 5:00 p.m. on Tuesday, August 2, 2016 (JST).

Details of the Meeting

1.  Date and time:    Wednesday, August 3, 2016 at 10:00 a.m.
2.  Place:                   Kofu Fujiya Hotel (2nd floor conference room, “Togennoma”)
                                    3-2-30 Yumura, Kofu, Yamanashi Prefecture
3.  Business to be Conducted
Matters to be reported:	Business Report and Financial Statements for the 67th Fiscal Year (from May 16, 2015 to May 15, 2016)
Matters to be Voted on:
Proposal 1	Appropriation of Surplus
Proposal 2	Approval of the Share Exchange Agreement between the Company and DCM Holdings Co., Ltd.
Proposal 3	Election of Six (6) Directors
Proposal 4	Payment of Officer Bonuses

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

◎	If you attend the meeting in person, please submit the enclosed Voting Form at the reception desk.
◎	If there are any revisions to the Reference Materials for the General Meeting of Shareholders and the attached documents, they will be posted on the Company’s website (http://www.kuroganeya.co.jp/).

Please note that no distribution of gifts or souvenirs is planned for the 67th Ordinary General Meeting of Shareholders.

1

(Reference Materials)
Business Report
(From May 16, 2015 to May 15, 2016)

1.  Current Conditions
(1)  Business Developments and the Results of Operations
Japan’s economy during the fiscal year under review saw an improvement in employment and income as a result of the government’s economic and fiscal policies and also because improvement in the terms of trade due to such factors as the fall in the price of crude oil remains on a course of gradual recovery. Nevertheless, the slowdown of economic growth in emerging countries including China, the impact of the Kumamoto earthquake on the economy of Kyushu, and other factors continue to cause future uncertainty.
Given this environment, the Company adopted numerous measures to strengthen its marketing focus including renovation of existing stores (including the Tatomi, Ikeda, Ichikawa-Daimon, Daiwafukami, Futaba, Minami-Alps, Inagi-Oshitate and Chofu Stores), improved sales-floor layouts for the gardening and DIY sections, and changes to the product lineup emphasizing frequently purchased merchandise.
However, turning to revenue, because of the historically warm winter last year, sales of kerosene stoves, other heating equipment, and kerosene and other fuels dropped sharply and, due to the lack of snowfall, sales of snow removal equipment also languished. In addition, sales related to home and grounds exterior renovations, which spiked the year before last due to the exceptional demand caused by heavy snows, also declined. These factors contributed to a decline in overall revenue.
By contrast, with respect to earnings, due to the Company’s efforts to improve markup percentages on an item-by-item basis and to reduce price markdown losses through stringent merchandise management, the Company was able to increase its gross margin by 1.4% from the prior fiscal year. With respect to expenses, although costs for store renovations, etc. increased, electric costs decreased as a result of the conversion of the lighting in nearly all stores to LED in the last year fiscal year . There was also a decrease of “fees in conjunction with tenant inducements” compared to the preceding fiscal year. Due to these and other factors, the Company saw an overall reduction in expenses.
As there were no store closings or openings in the fiscal year considered here, the number of stores remains unchanged at 22 consisting of 13 stores in Yamanashi Prefecture, 6 stores in Kanagawa Prefecture and 3 in Tokyo. The total sales area of stores is 91,092m2. Net sales for this fiscal year were ¥15,903 million (a decrease of 4.8% from the previous fiscal year), operating income was ¥412 million (up 41.5%), ordinary income was ¥465 million (up 36.2%) and net profit was ¥282 million (up 24.1%).

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Net Sales by Department
					(¥ thousands)
Fiscal year By product	66th Fiscal Year From May 16, 2014 to May 15, 2015		67th Fiscal Year From May 16, 2015 to May 15, 2016		Change ( ) indicates decrease
	Net sales	Ratio	Net sales	Ratio	Amount	% change
		％		％		％
Dining products	1,727,614	10.3	1,662,380	10.4	(65,234)	(3.8)
Home furnishing products	695,681	4.2	677,454	4.3	(18,227)	(2.6)
Daily necessities	2,440,826	14.6	2,426,571	15.3	(14,254)	(0.6)
Seasonal products	1,593,246	9.5	1,192,364	7.5	(400,881)	(25.2)
Garden and pet products	3,862,580	23.1	3,811,110	24.0	(51,470)	(1.3)
Arts & crafts products	731,530	4.4	706,032	4.4	(25,498)	(3.5)
DIY products	2,797,363	16.8	2,702,416	17.0	(94,946)	(3.4)
Other products	1,594,643	9.5	1,512,098	9.5	(82,544)	(5.2)
Total sales of products	15,443,486	92.4	14,690,428	92.4	(753,057)	(4.9)
Completed construction revenue	811,738	4.9	762,411	4.8	(49,326)	(6.1)
Real estate rental income	448,074	2.7	450,407	2.8	2,332	0.5
Total	16,703,299	100.0	15,903,247	100.0	(800,051)	(4.8)
Notes: 1. Description of product categories

(1) Dining products:	Kitchenware, cookware
(2) Home furnishing products:	Furniture, interior goods
(3) Daily necessities:	Household products, daily goods
(4) Seasonal products:	Seasonal products
(5) Garden and pet products:	Garden products and pet products
(6) Arts & crafts products:	Stationary and writing materials, toys, etc.
(7) DIY products:	Do-it-yourself tools, etc.
(8) Other products:	Footwear, car products, other
(9) Completed construction:	Home renovation work

2. Consumption taxes, etc. are not included in the amounts shown.

Product Sales by Region	(¥ thousands)
Fiscal year Region	66th Fiscal Year From May 16, 2014 to May 15, 2015		67th Fiscal Year From May 16, 2015 to May 15, 2016		Change from Last Fiscal Year ( ) indicates decrease
	Net sales	Ratio	Net sales	Ratio	Amount	% change
		％		％		％
Yamanashi Prefecture	7,903,386	51.2	7,434,381	50.6	(469,005)	(5.9)
Kanagawa Prefecture	3,949,234	25.6	3,634,820	24.7	(314,413)	(8.0)
Tokyo	3,590,865	23.2	3,621,226	24.7	30,360	0.8
Total product net sales	15,443,486	100.0	14,690,428	100.0	(753,057)	(4.9)
Note: Consumption taxes, etc. are not included in the amounts shown.

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(2)  Challenges
The Company faces the following challenges in delivering the types of more convenient products and services which are sought by customers and meet their expectations.
1) Systematic scrap and build and opening of new stores
2) Initiatives in remodeling, online sales, and other new businesses
3) Improvement of profitability through low-cost operation
4) Strengthening of financial condition through inventory optimization

(3)  Financing
In the fiscal year under review, the Company raised ¥500 million through long-term borrowing.

(4)  Capital Expenditure
Total capital expenditures during the fiscal year under review were ¥54 million, the major part of which was for store remodeling expenses.

(5)  Operating Results and Changes in Financial Position

	64th Fiscal Year From May 16, 2012 to May 15, 2013	65th Fiscal Year From May 16, 2013 to May 15, 2014	66th Fiscal Year From May 16, 2014 to May 15, 2015	67th Fiscal Year (current FY) From May 16, 2015 to May 15, 2016
Net sales (¥ thousands)	17,573,051	17,451,777	16,703,299	15,903,247
Ordinary income (¥ thousands)	291,916	356,463	341,867	465,672
Net income or (net loss) (¥ thousands)	(114,809)	211,695	227,574	282,450
Net income or (net loss) per share (¥)	(10.76)	19.84	21.39	26.90
Net assets (¥ thousands)	8,261,375	8,318,304	8,364,071	8,508,727
Total assets (¥ thousands)	14,993,057	16,027,381	15,655,438	15,500,912
Net assets per share (¥)	774.38	779.72	796.69	810.48

(6)  Major Businesses
The Company, as a home center retailing household utility articles, defines its mission as providing “ideas for living” to enrich “people’s daily lives.”
In order to fulfill that mission, the Company operates 13 stores in Yamanashi Prefecture, 6 stores in Kanagawa Prefecture, and 3 stores in Tokyo and seeks to meet the demands of every market through the development of a variety of store formats:standard stores (convenience-type home centers) serving customers’ everyday requirements; large scale stores (super depot-type home centers) catering to even special lifestyle needs; and mid-sized compact versions of its large scale stores (new format stores).

4

(7)  Primary Business Locations and Stores and Employee Information

Name	Location	Name	Location
Headquarters	Nakakogawara, Kofu, Yamanashi Prefecture	Ebina-Shimoimaizumi Store	Shimoimaizumi, Ebina-shi, Kanagawa Prefecture
Tatomi Store	Yamanokami, Chuo-shi, Yamanashi Prefecture	Sutama Store	Wakamiko, Sutamacho, Hokuto-shi, Yamanashi Prefecture
Sumiyoshi Store	Nakakogawara, Kofu, Yamanashi Prefecture	Futaba Store	Ryuji, Kai-shi, Yamanashi Prefecture
Super Depot Nirasaki Store	Wakamiya, Nirasaki-shi, Yamanashi Prefecture	Super Depot Minami-Alps Store	Zaiketsuka, Minami-Alps, Yamanashi Prefecture
Super Depot Ichinomiya Store	Ichinomiya-cho Takeharada, Fuefuki-shi, Yamanashi Prefecture	Super Depot Inagi-Oshitate	Oshitate, Inagi-shi, Tokyo
Kawaguchiko Store	Kodachi, Fujikawaguchikomachi, Minamitsuru-gun, Yamanashi Prefecture	North Port Yokohama Store	Nakagawachuo, Tsuzuki-ku, Yokohama-shi, Kanagawa Prefecture
Wado Store	Fujitsuka, Wadomachi, Kofu-shi, Yamanashi Prefecture	Chofu Store	Tamagawa, Chofu-shi, Tokyo
Ikeda Store	Ikeda, Kofu-shi, Yamanashi Prefecture	Seijo Store	Seijo, Setagaya-ku, Tokyo
Aikawa Store	Sumida, Aikawamachi, Aiko-gun, Kanagawa Prefecture	Koshu Store	Yama, Katsunumacho, Koshu-shi, Yamanashi Prefecture
Ichikawa- Daimon Store	Ichikawamisatocho, Nishiyatsushiro-gun, Yamanashi Prefecture	Fujikawa Store	Aoyagimachi, Fujikawacho, Minamikoma-gun, Yamanashi Prefecture
Shibusawa Store	Horikawa, Hadano-shi, Kanagawa Prefecture	Wado Reform Hall	Fujitsuka, Wadomachi, Kofu-shi, Yamanashi Prefecture
Yamato-Fukami Store	Fukamihigashi,Yamato-shi, Kanagawa Prefecture	Distribution Center	Mujina, Minami-Alps, Yamanashi Prefecture
Atsugi-Tomuro Store	Tomuro, Atsugi-shi, Kanagawa Prefecture

Number of Employees	Compared to End of Prior Fiscal Year	Average Age	Average Years of Employment
161	6 less	39.9	10.3
Notes: 1.	The number of employees does not include part-time employees.
2.	The average number of part-time employees for the fiscal year was 230 (calculated on the basis of 8 hours per day).

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(8)  Major Lenders and Amount of Loans

Lender	Amount of Loans (¥ thousands)
The Yamanashi Chuo Bank, Ltd.	1,593,500
Mizuho Bank, Ltd.	705,820
Sumitomo Mitsui Banking Corporation	200,000
Bank of Tokyo-Mitsubishi UFJ	62,970
Mitsubishi UFJ Trust and Banking Corporation	60,000
Nippon Life Insurance Company	30,000

2.  Shares
(1)  Significant Matters Concerning Company Shares

Total number of authorized shares	30,000,000
Total number of issued shares	11,581,205
Number of shareholders	8,528
Share unit number	100

   (2)  Major Shareholders

Name	Number of Shares	Shareholding Ratio
General Incorporated Foundation Funoikueikai, Primary Assets Department	2,090,000	19.90％
DCM Kahma Co., Ltd.	775,300	7.38％
The Yamanashi Chuo Bank, Ltd.	518,195	4.93％
Kuroganeya Employee Shareholding Association	248,001	2.36％
Toshihiro Hisada	201,711	1.92％
Eiichiro Funo	185,500	1.76％
Meiji Yasuda Life Insurance Company	138,600	1.32％
Tokio Marine & Nichido Fire Insurance Co., Ltd.	116,875	1.11％
Hideki Funo	111,670	1.06％
Hideyuki Minowa	82,300	0.78％

Notes:	1. Shareholding ratios are indicated rounded to the second decimal place.
2. Treasury shares (1,082,839) are not included in issued shares when calculating shareholding ratios.

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3.  Company Officers
(1)  Directors and Corporate Auditors

Name	Position and Responsibilities	Significant Concurrent Positions
Toshihide Funo	Director and Chairman
Akashi Horigome	Representative Director and President
Masahiko Sato	Managing Director for Administration）
Kimio Mizuno	Director
Yoshiharu Watanabe	Director
Koichi Matsudaira	Director	Attorney, Baker & McKenzie (Gaikokuho Joint Enterprise)
Takahiko Harano	Standing Auditor
Katsuhiko Nishida	Corporate Auditor	Senior Advisor, Medical & Biological Laboratories Co., Ltd.
Kiyoshi Yanagisawa	Corporate Auditor	External Auditor, Television Yamanashi Co., Ltd.
Notes:	1. Director Koichi Matsudaira is an External Director.
2. Corporate Auditors Katsuhiko Nishida and Kiyoshi Yanagisawa are External Auditors.
3. External Auditor Katsuhiko Nishida is an independent officer as stipulated by the Tokyo Stock Exchange, Inc.

4. Corporate Auditor Koichi Matsudaira resigned his office as Corporate Auditor and was newly appointed and took office as Director at the adjournment of the 66th Ordinary General Meeting of Shareholders on August 5, 2015.

5. Corporate Auditor Kiyoshi Yanagisawa was newly appointed and took office as Auditor at the 66th Ordinary General Meeting of Shareholders held on August 5, 2015.

(2)  Overview of Limited Liability Agreements
The Company has entered into agreements with External Directors and External Auditors to limit their liability for damages under the Companies Act, Article 423, Paragraph 1. Under those agreements, the maximum liability is the amount stipulated by the relevant laws and regulations.

(3)  Total Compensation, etc. Paid to Directors and Corporate Auditors

Position	Number of persons	Amount Paid (¥ thousands)
Directors (number of External Directors included)	6 (1)	¥79,140 (¥3,300)
Company Auditors (number of External Auditors included)	4 (3)	¥7,925 (¥1,400)
Total	10	¥87,065
Note:
The amount paid includes officer bonuses of ¥10,245,000 (¥8,970,000 for Directors (incl. ¥600,000 for External Directors) and ¥1,275,000 for Corporate Auditors (incl. ¥150,000 for External Auditors)), subject to approval by the 67th Ordinary General Meeting of Shareholders.

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(4)  External Officers

	Name	Major Activities
External Directors	Koichi Matsudaira	Mr. Matsudaira has attended all board of directors meetings; he provides his opinion, as necessary, from the perspective of an external officer.
External Auditors	Katsuhiko Nishida
Mr. Nishida’s attendance record for board of directors meetings has been 83% and for board of corporate auditors meetings has been 90%; he provides his comments, as necessary, from the perspective of an external officer.

	Koichi Matsudaira	Mr. Matsudaira has attended all board of directors meetings and all board of corporate auditors meetings; he provides his comments, as necessary, from the perspective of an external officer.
	Kiyoshi Yanagisawa	Mr. Yanagisawa has attended all board of directors meetings and all board of corporate auditors meetings, he provides his comments, as necessary, from the perspective of an external officer.
Notes:	1. Koichi Matsudaira’s attendance for board of corporate auditors meetings relates to the meetings held from May 16, 2015 to August 4, 2015.
2. Kiyoshi Yanagisawa’s attendance for board of directors meetings and board of corporate auditors meetings relates to the meetings held from the period from August 5, 2015 to May 15, 2016.
4.  Financial Auditor
(1)  Name of Financial Auditor
Deloitte Touche Tohmatsu LLC

(2)  Remuneration, etc. Paid to the Financial Auditor in the Fiscal Year under Review
Remuneration, etc. to the financial auditor in the fiscal year under review and the reasons for the Board of Corporate Auditors’ agreement
Amount of remuneration, etc. for services set forth in Article 2, Paragraph 1 of the Certified Public Accountant Act ¥20,000,000
The Board of Corporate Auditors, having reviewed the services and auditing systems, etc. of Deloitte Touche Tohmatsu LLC as a financial auditor, determined that the abovementioned amount was not excessive and accordingly agreed to it.
Because it is difficult to clearly separate the amount of the remuneration, etc. paid to the financial auditor on the basis of the Companies Act from the remuneration paid to the financial auditor on the basis of the Financial Instruments and Exchange Act, the amount stated above is the total for both.

(3)  Policy on Decisions concerning the Dismissal or Non-reappointment of the Financial Auditor
If problems occur with the performance of duties by the financial auditor or if for other reasons the Board of Corporate Auditors judges it necessary, the Board of Corporate Auditors may request a general meeting of shareholders for the purpose of dismissing or not reappointing the financial auditor.
In addition, the Board of Corporate Auditors will dismiss the financial auditor pursuant to a unanimous agreement of all of the Corporate Auditors if it determines that any act or circumstance of the financial auditor falls under any item of Article 340, Paragraph 1 of the Companies Act. Should this occur, a Corporate Auditor chosen by the Board of Corporate Auditors will report on the dismissal and the reasons therefor at the first general meeting of shareholders held subsequent to the dismissal.

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5.  Systems for Ensuring the Appropriateness of Business Operation
The systems of the Company to ensure that the performance of duties by the Directors is in compliance with laws and regulations and the Company’s Articles of Incorporation, and the systems to ensure the appropriateness of other business and its operation are described below.
(1)	System for the Maintenance and Management of Information relating to the Directors’ Performance of their Duties
Information regarding the Directors’ performance of their duties will be maintained in written form or in electromagnetic media, and the management of such records, etc. will be in accordance with the “Rules Governing the Handling of Documents.” The Directors and the Corporate Auditors may review these records, etc. at any time.
(2)	Rules and Other Systems for Management of the Risk of Loss
The Internal Audit Office audits the day-to-day risk management of every department and unit, and if a risk of loss is discovered, a risk management committee will be established, if necessary, with the General Manager of the Internal Audit Office as the chairperson. The committee will quickly collect information, develop countermeasures and make reports to the Board of Directors and the Board of Corporate Auditors. The Internal Audit Office will also prepare a “Risk Management Manual” and develop response systems and systems for the speedy and appropriate communication of information in the event of crises.
(3)	Systems to Ensure the Efficient Execution of Duties by Directors
The Directors will determine the Company’s objectives, which are to be shared by all employees, and procure the dissemination thereof. The Directors in charge will determine efficient means for each individual department and unit to attain the Company’s objectives, including the setting of specific targets and the allocation of authority. In addition, by having the administrative departments promptly collect and aggregate the results and periodically review such results at meetings of the Board of Directors, by eliminating or reducing factors impeding efficiency and by adopting measures for improvement, the Board of Directors will seek to increase the probability of the attainment of the Company’s objectives and to build the systems for realizing improved efficiencies in company-wide operations.
(4)	Systems to Ensure that the Execution of Duties by Directors and Employees Complies with Laws and Regulations and the Articles of Incorporation
The Internal Audit Office will oversee the Company’s overall compliance preparedness as well as the compliance management with respect to the operations of each individual department and unit. It will also audit the state of compliance management by each department and unit periodically reporting its findings to the Board of Directors and the Board of Corporate Auditors.
(5)	Systems Relating to Employees Sought by Corporate Auditors to Assist in the Work of such Auditors
Corporate Auditors may order the aforementioned employees to perform work necessary for audit operations.
(6)	Matters Concerning the Independence of the Employees Referred to in the Item above from Directors
Employees who receive orders necessary for audit operations from Corporate Auditors may not receive commands from Directors in regard to those orders. In addition, the views of the Corporate Auditors will be respected in regard to personnel changes affecting those employees.

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(7)	System for Directors and Employees to Report to Corporate Auditors and Other Systems for Reporting Systems to Corporate Auditors
Directors and employees will report the following material matters to the Board of Corporate Auditors
・Material violations of laws and regulations or of the Articles of Incorporation
・Material litigation
・Emergencies and critical situations
・Material changes in accounting policies, etc.
・Publicly reported matters about performance or forecasts or matters of material disclosure documents
・Other matters that could have a material impact on the Company overall
(8)	System for Ensuring that Persons Who Make Reports as Referred to in the Item above Do Not Receive Disadvantageous Treatment as a Consequence
The Company prohibits disadvantageous treatment as a consequence against persons who have made a report as referred to in the item above and will ensure that this point is fully understood by the Board of Directors, the Board of Corporate Auditors, and all employees.
(9)
Procedures for the Advance Payment or Reimbursement of Expenses Arising from the Performance of the Duties of Corporate Auditors and Other Policies Regarding the Treatment of Expenses or Obligations Arising in Conjunction with the Performance of those Duties

In regard to procedures for the advance payment or reimbursement of expenses arising due to the performance of duties by Corporate Auditors or other expenses or obligations arising in conjunction with the performance of those duties, advance payment, reimbursement or settlement of obligations relating to those expenses will be made based on a submission, in writing, of the reason such expenses were incurred and the amounts, etc.
(10)	Other Systems to Ensure Effective Audits by Corporate Auditors
Corporate Auditors will regularly hold meetings to exchange views respectively with the Representative Director and President and the Directors in charge of specific areas.
(11)	System for Eliminating Anti-Social Forces
The system for eliminating anti-social forces is described below.
・Anti-social forces will be dealt with resolutely in a manner based on the manual for dealing with anti-social forces.
・Internal systems for eliminating anti-social forces will be rigorously implemented and strengthened.
・Cooperation with the police and other competent administrative agencies will be strengthened, and the Company will carry out internal education through these agencies.

In order to ensure the thoroughgoing implementation of internal control systems, the Company will regularly review fundamental matters and strive to heighten compliance awareness throughout the Company. The Board of Directors at their meeting held on June 28, 2016, evaluated the effectiveness and operation of the systems for the fiscal year ended May 2016 and confirmed that there were no significant defects or deficiencies.

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

Note:	The amounts shown in this Business Report are rounded down to the nearest unit.

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Balance Sheet
(as of May 15, 2016)	(¥ thousands)
Assets	Liabilities
Current assets	4,758,926	Current liabilities	4,987,183
Cash and deposits	533,460	Accounts payable -trade	1,311,095
Accounts receivable - trade	362,914	Electronically recorded obligations – trade	1,513,156
Merchandise	3,516,879	Short-term loans payable	1,406,340
Uncompleted construction expenses	18,807	Lease obligations	66,700
Materials	32,944	Accounts payable – other	241,427
Inventory	4,216	Accrued expenses payable	208,835
Advance payments	2,035	Income taxes payable	127,625
Prepaid expenses	89,879	Advances received	67,838
Deferred tax assets	55,653	Provision for officer bonuses	10,245
Accounts receivable – other	67,637	Other	33,916
Other	74,826
Allowance for doubtful accounts	(330)	Non-current liabilities	2,005,002
Fixed assets	10,741,986	Long-term loans payable	1,245,950
Property plant and equipment	9,086,023	Lease obligations	185,907
Buildings Structures	4,645,083 739,400	Long-term deposits received Other	488,371 84,774
Vehicles	0	Total liabilities	6,992,185
Furniture and fixtures	42,910	Net assets
Land	3,403,677	Shareholders’ equity	8,485,913
Leased assets, net	252,608	Capital stock	2,411,649
Construction in progress	2,343	Capital surplus	2,466,071
Intangible assets	267,221	Capital reserve	2,465,839
Leasehold rights	237,956	Other capital surplus	232
Software	17,779	Retained earnings	4,007,967
Telephone subscription rights	8,498	Earned reserve	155,671
Facility use rights	2,986	Other retained earnings	3,852,296
Investment and other assets	1,388,741	Provision for retirement benefits	21,650
Investment securities	88,894	Reserve for deferred income tax	85,420
Long-term prepaid expenses	202,071	Other reserves	143,741
Deferred tax assets	33,075	Retained earnings carried forward	3,601,484
Lease and guarantee deposits	1,014,340	Treasury shares	(399,775)
Insurance reserve fund	49,318	Valuation and translation adjustments, etc.	22,813
Other	9,713	Other valuation difference on available-for-sale securities	22,813
Allowance for doubtful accounts	(8,672)	Total net assets	8,508,727
Total assets	15,500,912	Total liabilities and net assets	15,500,912

11

Statement of Income
(From May 16, 2015 to May 15, 2016)	(¥ thousands)
Net sales		15,903,247
Net sales of merchandise	14,690,428
Net sales of completed construction	762,411
Rent income from real estate	450,407
Cost of sales		11,114,904
Cost of sales of merchandise	10,238,951
Cost of sales of completed construction	588,332
Cost of rent income from real estate	287,620
Gross profit		4,788,343
Selling, general and administrative expenses		4,375,850
Operating income		412,492
Non-operating income		107,033
Interest and dividend income	1,998
Administrative commissions	44,876
Income from sale of electricity	51,686
Other	8,471
Non-operating expenses		53,853
Interest expense	21,762
Cost of electricity sales	28,792
Other	3,299
Ordinary income		465,672
Extraordinary losses		13,270
Impairment loss	13,270
Income before income taxes		452,402
Income taxes - current	174,097
Income taxes – deferred	(4,145)	169,951
Net income		282,450

12

Statement of Changes in Shareholders’ Equity

(from May 16, 2015 to May 15, 2016)

Shareholders’ equity
	Capital stock	Retained earnings
		Legal capital surplus	Other retained earnings	Total retained earnings
Balance at beginning of current period (¥ thousands)	2,411,649	2,465,839	232	2,466,071
Changes of items during period (¥ thousands)
Dividends from surplus				–
Reserve for deferred income tax				–
Drawdown of reserve for deferred income tax				–
Net income				–
Purchase of treasury shares				–
Net changes of items other than shareholders’ equity				–
Total changes of items during the period (¥ thousands)	–	–	–	–
Balance at end of current period (¥ thousands)	2,411,649	2,465,839	232	2,466,071

	Shareholders’ equity
	Retained earnings						Treasury shares	Total shareholders’ equity
	Earned reserve	Other retained earnings
		Provision for retirement benefits	Reserve for deferred income tax	Other reserve	Retained earnings carried forward	Total retained earnings
Balance at beginning of current period (¥ thousands)	155,671	21,650	94,103	143,741	3,436,331	3,851,498	(399,715)	8,329,504
Changes of items during period (¥ thousands)
Dividends from surplus					(125,981)	(125,981)		(125,981)
Reserve for deferred income tax			1,955		(1,955)	–		–
Drawdown of reserve for deferred income tax			(10,639)		10,639	–		–
Net income					282,450	282,450		282,450
Purchase of treasury shares						–	(59)	(59)
Net changes of items other than shareholders’ equity						–		–
Total changes of items during the period (¥ thousands)	–	–	(8,683)	–	165,152	156,469	(59)	156,409
Balance at end of current period (¥ thousands)	155,671	21,650	85,420	143,741	3,601,484	4,007,967	(399,775)	8,485,913

13

	Valuation and translation adjustments, etc.		Total net assets
	Other valuation difference on available-for-sale securities	Valuation and translation adjustments total
Balance at beginning of current period (¥ thousands)	34,566	34,566	8,364,071
Changes of items during period (¥ thousands )
Dividends from surplus		-	(125,981)
Reserve for deferred income tax		-	-
Drawdown of reserve for deferred income tax		-	-
Net income		-	282,450
Purchase of treasury shares		-	(59)
Net changes of items other than shareholders’ equity	(11,752)	(11,752)	(11,752)
Total changes of items during the period (¥ thousands)	(11,752)	(11,752)	144,656
Balance at end of current period (¥ thousands)	22,813	22,813	8,508,727

14

Notes regarding Significant Accounting Policies
1. Asset Valuation Standards and Methods
(1) Securities
Other securities
Securities with market values	Market value based on the market price on the balance sheet date
(Total net unrealized gains and losses are directly recorded in net assets, and the cost of securities sold is calculated using the moving average cost method.)
Securities without market values	Valued at cost using the moving average cost method

(2) Inventories
Merchandise	The retail method
(Balance sheet values are written down based on decreases in profitability.)
Uncompleted construction expenses and materials	Job cost system (Balance sheet values are written down based on decreases in profitability.)
Supplies	Last purchase method

2. Method of Depreciation of Fixed Assets
(1) Tangible fixed assets
(excluding lease assets)	Declining balance method

However, for buildings (excluding annexed structures) acquired commencing April 1, 1998, the straight line method is used. Major service lives are as follows.
Buildings      15-34 years
Structures     10-20 years

(2) Intangible fixed assets	Straight line method

(3) Lease assets
The Company uses the straight line depreciation method based on the useful years being considered equal to the term of the lease and the residual value being considered zero for lease assets related to finance leases with transfer of ownership rights.

3. Standards for Making Provisions
(1) Allowance for doubtful accounts
In order to prepare for uncollectible receivables, the Company recognizes an amount based on the historical percentage of uncollectables, and specific receivables, in the case where there is concern regarding collectability, are evaluated in the light of the likelihood of recovery, and provision is made of amount deemed uncollectible.

(2) Provision for officer bonuses	In order to provide for payment of officer bonuses, an amount is recognized based on estimated payments.

4. Other Significant Items Relating to the Basis of Presentation of the Financial Statements
Accounting for Consumption Taxes, etc.	The tax-exclusion method is used.

15

Notes to Balance Sheet
1. Assets pledged as collateral for ¥500,000,000 long-term loan
Buildings                                                                               ¥73,150,000
Land                                                                                     ¥449,615,000

2. Accumulated depreciation on tangible fixed assets                 ¥9,057,902,000

Notes to the Statement of Changes in Shareholders’ Equity
1.  Types and total number of issued shares and types and total number of treasury shares

(thousand shares)
	No. of shares at start of the fiscal year	Increase during the fiscal year	Decrease during the fiscal year	No. of shares at the end of the fiscal year	Remarks
Issued shares
Common stock	11,581	-	-	11,581
Total	11,581	-	-	11,581
Treasury shares
Common stock	1,082	0	-	1,082	See note.
Total	1,082	0	-	1,082
Note:	The increase of 0 thousand common shares of treasury stock is due to the purchase of 0 thousand shares of less than one share unit.

2.  Dividends from Surplus
(1) Dividends from surplus paid during the fiscal year under review
Resolution	Type of shares	Total dividends paid	Dividend per share	Record date	Effective date
Ordinary General Meeting of Shareholders August 5, 2015	Common	¥62,991,000	¥6.00	May 15, 2015	August 6, 2015
Meeting of Board of Directors December 15, 2015	Common	¥62,990,000	¥6.00	November 15, 2015	January 18, 2016

(2) Dividends for the record date belonging to the fiscal year under review but effective in the next fiscal year
The following matters in regard to common stock dividends will be put as a proposal before the Ordinary General Meeting of Shareholders to be convened on August 3, 2016.

Resolution	Type of shares	Total dividends paid	Source of dividend	Dividend per share	Record date	Effective date
Ordinary General Meeting of Shareholders August 3, 2016	Common	¥62,990,000	Retained earnings	¥6.00	May 15, 2016	August 4, 2015

16

Notes regarding Tax Effects Accounting
1. Major components of deferred tax assets and deferred tax liabilities (Current)
Deferred tax assets
Accrued income tax	¥9,975,000
Inventories	¥9,369,000
Bonuses payable	¥30,715,000
Other	¥5,592,000
Total deferred tax assets	¥55,653,000
(Fixed)
Deferred tax assets
Allowance for doubtful accounts	¥2,626,000
Long-term accounts payable – other	¥22,275,000
Impairment loss	¥191,521,000
Investment securities	¥1,059,000
Other	¥4,787,000
Deferred tax assets - subtotal	¥222,265,000
Valuation reserve	¥(142,843,000)
Total deferred tax assets	¥79,421,000
Deferred tax liabilities
Reserve for deferred income tax	¥37,184,000
Valuation difference on available-for-sale securities	¥9,161,000
Total deferred tax liabilities	¥46,346,000
Net deferred tax assets	¥33,075,000	"

2. The effective income tax rate of the Company after the application of deferred tax accounting differs from the statutory tax rate primarily for the following reasons.
Statutory tax rate	32.6％
(Adjustments)
Inhabitant tax on per capita basis, etc.	2.7％
Entertainment expenses and other expenses not deductible
for tax purposes	0.1％
Increase or decrease in valuation reserve	0.5％
Downward revision of end-of-year deferred tax assets due
to change in tax rate	1.6％
Other	0.1％
Effective income tax rate after application of deferred tax accounting	37.6％

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3.	Revision of Amount of Deferred Tax Assets and Deferred Tax Liabilities Due to Change of Corporate Tax Rates
On March 29, 2016, the Japanese Diet passed the Act for Partial Revision of the Income Tax Act (Act No. 15 of 2016) and the Act for Partial revision of the Local Taxation Act (Act No. 13 of 2016) and accordingly corporate tax rates will be decreased for fiscal years beginning on or after April 1, 2016. As a result, the normal effective statutory tax rate used to calculate deferred tax assets and deferred tax liabilities for temporary differences expected to be extinguished in the fiscal year beginning on May 16, 2016 and in the fiscal year beginning on May 16, 2017 will change to 30.5% from the previous 31.8%, and for temporary differences expected to be extinguished in the fiscal years beginning on May 16, 2018 and thereafter will change to 30.2％.
Due to this change in the tax rates, deferred tax assets (amount after deducting the deferred tax liabilities) decreased by ¥4,203,000, income taxes – deferred increased by ¥4,684,000 and valuation difference on available-for-sale securities increased by ¥481,000.

Notes on Leased Fixed Assets
1.	Finance leases not involving transfer of ownership
①  Description of the leased assets
Tangible fixed assets
The assets consist primarily of display fittings in stores and POS registers.
②  Method of depreciation of leased assets
See Significant Accounting Policies, 2. Method of Depreciation of Fixed Assets, (3) Lease Assets

2.	Operating lease transactions (as lessee)
Lease obligations under non-cancellable operating leases
Due within one year	¥170,760,000
Due after one year	¥484,928,000
Total	¥655,688,000

3.	Operating lease transactions (as lessor)
Lease obligations under non-cancellable operating leases
Due within one year	¥92,306,000
Due after one year	¥403,380,000
Total	¥495,686,000

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Notes regarding Financial Instruments
1.  Status of Financial Instruments
(1) Policy for financial instruments
The Company obtains necessary funding through loans from banks and other financial institutions and in its funds management relies on very safe financial assets.
(2) Nature and extent of risk of financial instruments
Trade receivables such as accounts receivable – trade and accounts receivable – other are exposed to the credit risk of customers and business counterparties. Investment securities are exposed to the risk of market price volatility. Lease and guarantee deposits are primarily guarantee deposits under lease agreements for land and buildings and are thus exposed to the credit risk of the lessor.
Trade obligations such as accounts payable – trade and electronically recorded obligations – trade are almost all payable within four months. Short-term loans payable are for financing trade transactions; plant and equipment-related bills and notes payable, long-term loans payable and lease obligations are primarily for the purpose of raising the funds necessary for investment in plant and equipment. Long-term deposits received are primarily guarantee deposits under leases for land and buildings.
(3) Risk management system for financial instruments
① Management of credit risk (risk related to default in a contract by a business counterparty)
The Company seeks to minimize risk in regard to trade obligations such as accounts receivable – trade and accounts receivable – other by monitoring due dates and balances outstanding by individual counterparties. Lease and guarantee deposits are monitored as needed by the Administration Department for purposes of early detection and reduction of any concerns about collectability due to deterioration in financial condition, etc.
② Management of market risk
The market price of investment securities is monitored on a quarterly basis and risk is managed in accordance with internally established standards.
③ Liquidity risk in regard to funds procurement (risk that payments cannot be made on due dates)
The Administration Department manages liquidity risk by preparing and updating, on a timely basis, a funds plan based on reports from each department and unit

(4)  Additional explanation concerning fair values of financial instruments
Fair values of financial instruments are based on market prices where possible, but in cases where no market price is quoted, other reasonably calculated values are used. Because such estimation of value is based on variable factors, if the estimation is made using different assumptions, the value found could change.

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2. Matters relating to the Fair Values of Financial Instruments
The carrying amount, fair values and the differences between the two as of May 15, 2016 are as shown in the table below. Financial instruments whose fair value is considered very difficult to determine are not included. (See Note 2.)
(¥ thousands
	Carrying amount	Fair value	Difference
(1) Cash and deposits	533,460	533,460	―
(2) Accounts receivable - trade	362,914	362,914	―
(3) Accounts receivable – other	67,637	67,637	―
(4) Investment securities	86,994	86,994	―
(5) Lease and guarantee deposits	1,014,340	992,829	(21,511)
Total assets	2,065,347	2,043,836	(21,511)
(1) Accounts payable – trade	1,311,095	1,311,095	―
(2) Electronically recorded obligations – trade	1,513,156	1,513,156	―
(3) Short-term loans payable	850,000	850,000	―
(4) Accounts payable – other	241,427	241,427	―
(5) Income taxes payable	127,625	127,625	―
(6) Long-term loans payable	1,802,290	1,805,059	2,769
(7) Lease obligations	252,608	231,027	(21,580)
(8) Long-term deposits received	513,536	507,258	(6,277)
Total liabilities	6,611,740	6,586,651	(25,088)

Note 1:	Method of calculating the fair value of financial instruments and matters relating to securities

Assets
(1) Cash and deposits, (2) Accounts receivable – trade, (3) Accounts receivable – other
Because these are settled in a short period and their fair values are nearly equivalent to their carrying amounts, the carrying amounts are used.
(4) Investment securities
The fair value of stocks and investment trusts is determined by the price at which they are traded on an exchange.
(5) Lease and guarantee deposits
The fair values of lease and guarantee deposits are determined as the present value calculated by discounting future cash flows using the interest rate on government bonds or other appropriate reference rate.
Liabilities
(1) Accounts payable – trade, (2) Electronically recorded obligations – trade, (3) Short-term loans payable, (4) Accounts payable – other, (5) Income taxes payable
Because these are settled in a short period and their fair value is nearly equivalent to their carrying amounts, the carrying amounts are used.
(6) Long-term loans payable, (7) Lease obligations
The fair values of long-term loans payable and lease obligations are determined as the present value calculated by discounting the total amount of principal and interest by an interest rate based on consideration of the remaining term of the loan and credit risk. The fair values are nearly equivalent to their carrying amounts, however, because in the case of long-term floating rate loans, the interest rate is reset at regular intervals; accordingly, the carrying amounts are used. In the table above, long-term loans payable include the portions scheduled to be repaid within one year, which are included in short-term loans payable on the balance sheet, and lease obligations include the lease obligations shown under current liabilities on the balance sheet.

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(8) Long-term deposits received
The fair values of long-term deposits received are determined as the present value calculated by discounting future cash flow using the interest rate on government bonds or other appropriate reference rate.

Note 2:	Financial instruments whose fair value is considered very difficult to determine
(¥ thousands)
Category	Carrying amount
Unlisted shares	1,900
Because there is no market price for unlisted shares and it is considered very difficult to determine the fair values thereof, these are not included under (4) Investment securities.

Notes regarding Leased Real Estate
1.  Summary of rental real estate
For the purpose of obtaining rental income, the Company owns rental commercial facilities in Yamanashi Prefecture and other areas. Rental profit from rental real estate in the fiscal year ended May 2016 was ¥162,786,000.
2.  The carrying amount and fair value of rental real estate is shown in the table below.
(¥ thousands)
Carrying amount	Fair value
1,511,891	2,482,728
Notes:	1. The carrying amount is the acquisition cost less accumulated depreciation and accumulated impairment losses.
   2. Method of calculation of fair value
Primarily the values calculated by the Company based on the “Real Property Appraisal Standards” (with some adjustments made on the basis of relevant indices, etc.).

21

Notes on Per Share Data
1. Net assets per share	¥810.48
2. Net income per share	¥26.90

Diluted net income per share is not shown because the Company has not issued potentially dilutive securities.
Note:	The basis for calculating net income per share is as follows.
Net income	¥282,450,000
Net income applicable to common shares	¥282,450,000
Average number of common shares outstanding during the fiscal year	¥10,498,000

Notes regarding Significant Subsequent Events
(Conclusion of Share Exchange Agreement with DCM Holdings Co., Ltd.)
The Company at its board of directors meeting held on June 28, 2016 resolved to execute a share exchange (the “Share Exchange”) whereby DCM Holdings Co., Ltd. (“DCM Holdings”) will become the wholly owning parent company of the Company, and the Company will become a wholly owned subsidiary of DCM Holdings, and accordingly, on the same date, executed a share exchange agreement.
As a result of the Share Exchange, DCM Holdings will become the wholly owning parent company of the Company. The shares of the Company, which will become a wholly owned subsidiary of DCM Holdings, are scheduled to be delisted on November 28, 2016 (with the final trading day to be November 25, 2016).

(1) Purpose of the Share Exchange
Against the backdrop of the government’s fiscal and economic policies, Japan’s economy can be seen as headed toward gradual recovery, but in view of such downside risks as the continuing stagnation of the European economy and the slowdown in the economic growth of China and other newly emerging countries, future prospects nevertheless remain uncertain. In this environment the retail sector continues to face challenging business conditions including growing uncertainty regarding the course of consumer spending due to an inclination to economize and competition for sales cutting across business categories. The home center sector is witnessing a continuing move toward giant stores and an increased number of stores due to strategies of aggressive openings, especially by the industry leaders, resulting in the current situation characterized by increasingly intensifying competition.
As the largest home center group in Japan, DCM Holdings operates 614 stores throughout 36 prefectures (as of the end of May 2016) and has focused on expanding the reach of its business through a strategy of new store openings in formats reflecting local needs so as to further strengthen its position in dominant regions, aggressive development of its own brands (“DCM Brands”), enhancement of its presentation of products to customers to create the kind of selling venues that most appeal to consumers, cost reduction programs, and other initiatives. Since its establishment, DCM Holdings has gained support for its philosophy of “Service, Creation and Solidarity” and has worked to strengthen the foundations of its business by joining forces with those who share its aim for the realization of “DCM (Demand Chain Management), a formula which equates to customer-oriented logistics reform.”
Kuroganeya, since its founding as a hardware store in Kofu in 1863, has expanded into the home center business, building its base in Yamanashi and Kanagawa Prefectures and in the Tokyo metropolitan area. In 1966, it changed from a limited liability company to a stock company in order to strengthen its organization and broaden the scope of its business. Since 1995 when it opened its first store outside of Yamanashi Prefecture, Kuroganeya has steadily expanded its network of stores into other prefectures. In recent years, through the development of a variety of store formats including standard stores (convenience-type home centers), large scale stores (super depot-type home centers) catering even to special lifestyle modes, and compact stores (new format stores), which are mid-sized compact versions of its large scale stores, Kuroganeya has positioned its business to meet the demands of each of its markets while remaining faithful to the philosophy that has guided it since its founding:providing quality merchandise at a fair price.

22

In this environment, responding to the present intensification of competition challenging their dominant strategies, and examining future strategies, from about April of this year, the two companies began consideration of the Share Exchange whereby DCM Holdings would become the wholly owning parent company of the Company and the Company would become a wholly owned subsidiary of DCM Holdings. Through the effectuation of this Share Exchange, Kuroganeya will gain access to DCM Holdings’ supply capacity for home center merchandise, including its DCM PB products and the DCM Holdings’ store management technology for group stores, and together with the application of its own knowhow, the Company anticipates being able to systematically improve profitability. DCM Holdings, for its part, judges that, by incorporating the Company’s history and resulting strong territorial base and knowhow into its group, it can expect an expansion of its customer base. On this basis, the two companies held discussions and negotiations over an extended period, and ultimately, on June 28, 2016, decided to undertake the Share Exchange in order to benefit from synergies possible by combining the two companies and accordingly enhancing the overall enterprise value of the DCM Holdings Group. By leveraging the management resources and knowhow developed over the years by DCM Holdings, the two companies will work toward building the type of stores that will receive even greater support than in the past from the customers in the regions they serve.
Going forward together with its new partner, in addition to an expansion of business, the Company will strive for its continuing growth and the greater growth of the DCM Group as a whole through the realization of the many potential synergies the transaction creates, including purchasing structure reform and cost savings derived from exploiting the benefits of scale.

(2)  Method of the Share Exchange
The Share Exchange will make DCM Holdings the wholly owning parent company of the Company and the Company the wholly owned subsidiary of DCM Holdings.
Subject to approval at an annual shareholders meeting of the Company, scheduled for August 3, 2016, the Share Exchange is scheduled to take place on December 1, 2016. In accordance with the procedures for a simplified share exchange based on Article 796, Paragraph 2, of the Companies Act, DCM Holdings will not seek approval for the transaction at a shareholders meeting.

(3)  Allocation under the Share Exchange
① Share exchange ratio
DCM Holdings will allocate and deliver 0.6 shares of its common stock for each share of the Company’s common stock.

② Number of shares allocated and delivered in the Share Exchange
At the time of the Share Exchange, DCM Holdings plans to allocate and deliver to the shareholders of the Company (excluding, however, DCM Holdings), as of the date immediately prior to DCM Holdings acquiring all of the issued shares of the Company (the “Time of Record”), 6,299,019 common shares (tentative) of DCM Holdings stock. DCM Holdings expects to exchange shares by using treasury shares and by issuing new shares.

23

Because the Company plans to cancel all of its treasury shares by the day prior to the effective date of the Share Exchange, the number of shares to be allocated and delivered in the Share Exchange may be revised in accordance with the acquisition and cancelation of treasury shares by the Company.

Other Notes
1. Accounting for Retirement Benefits
(1)  Description of the retirement benefit plan
The Company changed its retirement benefit in June 2010 from a qualified pension plan to a defined contribution pension plan. The Company may also pay premium severance pay to some employees when they retire.

(2)  Retirement benefit costs
① Defined contribution plan contribution	¥7,880,000
② Retirement benefit costs	¥7,880,000

2. Impairment Loss
The Company recognized impairment loss of ¥13,270,000 on the following assets.
Use	Rental property
Type	Buildings and structures
Location	Kofu, Yamanashi Prefecture
Amount	¥13,270,000

(Background）
The Company recognized impairment loss on the properties because of a decrease in their profitability.
(Method of grouping)
The Company recognizes impairment loss for individual stores and rental properties as the smallest units independently generating cash flows.
(Method of estimating recoverable amount)
Values in use, discount rate of 4.0%

3. Amounts are rounded down to the nearest thousand yen.

24

Copy of the Financial Auditor’s Report

 June 29, 2016

Independent Auditor’s Audit Report

The Board of Directors
KUROGANEYA. CO., LTD.

Deloitte Touche Tohmatsu LLC Masao Mukai (Seal) Designated Audit Partner Certified Public Accountant Taiki Shigihara (Seal) Designated Audit Partner Certified Public Accountant

We have audited the 67th fiscal year financial statements, comprising the balance sheet, statement of income, statement of changes in shareholders’ equity, notes regarding significant accounting policies and other notes, and the accompanying supplemental schedules of KUROGANEYA. CO., LTD. (“Kuroganeya”) for the fiscal year from May 16, 2015 to May 15, 2016, in accordance with Article 436, Paragraph 2, Item 1 of the Companies Act.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements and the accompanying supplementary schedules in accordance with accounting principles generally accepted in Japan and for such internal control as management determines is necessary to enable the preparation of the financial statements and the accompanying supplementary schedules in a manner free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements and the accompanying supplemental schedules on the basis of our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and accompanying supplemental schedules are free from material misstatements.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and accompanying supplemental schedules. The procedures selected and applied depend on our judgment, including the assessment of the risks of material misstatements with respect to the financial statements and the accompanying supporting schedules, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements and the accompanying supplemental statements in order to design audit procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the accompanying schedules.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion the financial statements and the accompanying supplemental schedules referred to above present fairly in all material respects the financial position and the results of operations of Kuroganeya as of the date and for the period for which the financial statements and the accompanying supplemental schedules were prepared in accordance with accounting principles generally accepted in Japan.

Significant Matters

As stated in Significant Subsequent Events, Kuroganeya, at its board of directors meeting held on June 28, 2016, resolved to execute a share exchange (the “Share Exchange”) whereby DCM Holdings Co., Ltd. (“DCM Holdings”) will become the wholly owning parent company of Kuroganeya and Kuroganeya will become a wholly owned subsidiary company of DCM Holdings and accordingly on the same date executed a share exchange agreement.

That matter does not affect our audit opinion.

Interest

Our firm and its managing partners have no interest in Kuroganeya which should be disclosed pursuant to the provisions of the Certified Public Accountants Act.

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Copy of the Audit Report by the Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors prepared this report regarding the execution of duties by the Directors during the 67th business term from May 16, 2015 to May 15, 2016 through due deliberations based on the audit reports prepared by each Corporate Auditor and hereby reports as follows.
  1.  Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of the Methods
We established auditing policies, allocation of duties and other relevant matters, and received the reports from each Corporate Auditor regarding the execution of audits and results thereof, as well as reports from the Directors, other relevant personnel and the Financial Auditor regarding the execution of their duties and sought explanations as necessary.
Each Corporate Auditor, pursuant to the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, following the auditing policies, allocation of duties and other relevant matters, communicated with the Directors, the Internal Audit Department and other employees, etc., endeavored to collect information and develop the appropriate audit environment, attended meetings of the Board of Directors and other important meetings, received reports from the Directors and other relevant employees, etc., regarding the execution of their duties, sought explanations as necessary, examined important authorization documents and associated information, and examined operations and assets at the head office and principal stores. In addition, with respect to the content of the resolution of the Board of Directors concerning the maintenance of the systems necessary to ensure that the execution of duties by the Directors as described in the Business Report complies with laws and regulations and the Articles of Incorporation and other systems to ensure the properness of operations of a stock company as prescribed in Article 100, Paragraph 1 and Paragraph 3 of the Ordinance for Enforcement of the Companies Act, and with respect to the systems (internal control systems) that are maintained based on such resolution, we periodically received reports from the Directors and other employees, etc. regarding the status and operation of the systems, seeking explanation as necessary, and accordingly expressed our opinions. Based on the methods outlined above, we examined the Business Report and the accompanying supplemental schedules for the fiscal year under review.
Furthermore, we monitored and verified the fact that the Financial Auditor maintained its independence and implemented appropriate audits, and we received reports from the Financial Auditor regarding the execution of its duties and sought explanations, as necessary. In addition, we received notice from the Financial Auditor that the “System for ensuring that duties are properly executed (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and other relevant standards and, when necessary, asked for explanations. Based on the above methods, we examined the financial statements (balance sheet, statement of income, changes in shareholders’ equity) and the accompanying supplemental schedules for the fiscal year under review.
2. Result of Audit
(1)  Result of Audit of the Business Report and Other Relevant Documents
1)  We have found that the Business Report and the accompanying supplemental schedules thereof fairly present the Company’s condition in conformity with the applicable laws and regulations and the Articles of Incorporation.
2)  We have found no wrongful acts or material matters in violation of applicable laws and regulations or the Articles of Incorporation in regard to the execution of duty by the Directors.
3)  We have found that the content of resolutions of the Board of Directors concerning internal control systems is appropriate. In addition, we have found no matters to remark upon in regard to the description of internal control systems and the execution of duties by the Directors in regard to internal control systems.
(2)  Result of Audit of the Financial Statements and the Accompanying Supplemental Schedules
We have found that the methods and results of the audit by the Financial Auditor, Deloitte Touche Tohmatsu LLC are proper.

June 29, 2016

The Board of Corporate Auditors of KUROGANEYA. CO., LTD.
Standing Auditor	Takahiko Harano (Seal)
Corporate Auditor	Katsuhiko Nishida (Seal)
Corporate Auditor	Kiyoshi Yanagisawa (Seal)

Note: Corporate Auditors Katsuhiko Nishida and Kiyoshi Yanagisawa are External Auditors as stipulated in Article 2, Item 16 and Article 335, Paragraph 3 of the Companies Act.

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Reference Documents for the General Meeting of Shareholders

Proposals and Reference Items
Proposal No. 1:	Appropriation of Surplus
The Company strives to return profits to shareholders through increasing enterprise value by enhancing its competitive position and responding decisively to rapidly changing business conditions. We seek to provide stable dividends to our shareholders while at the same time establishing strong foundations for our business, strengthening our financial position, and maintaining ample internal reserves to provide for future growth and expansion.
For the fiscal year just ended, we propose a year-end dividend as follows.
Year-end dividends:
(1)	Type of dividend Cash dividends
(2)	The allocation of dividends to shareholders and the total amount thereof ¥6 per share of the Company’s common stock to a total of ¥62,990,196
Note:	Dividends for the entire fiscal year including the interim dividend would accordingly be ¥12 per share.
(3)	Effective date of the dividends from surplus: August 4, 2016

Proposal No. 2:	Approval of a Share Exchange Agreement between the Company and DCM Holdings Co., Ltd.
The Company and DCM Holdings Co., Ltd. (“DCM Holdings”) at their respective board of directors meetings held on June 28, 2016, resolved to execute a share exchange (the “Share Exchange”) whereby DCM Holdings will become the wholly owning parent company of the Company and the Company will become a wholly owned subsidiary of DCM Holdings, and accordingly, on the same date, both companies executed a share exchange agreement (the “Share Exchange Agreement”) to that effect.
We accordingly request your approval of the Share Exchange Agreement.
The effective date of the Share Exchange is scheduled as December 1, 2016. In accordance with the procedures for a simplified share exchange based on Article 796, Paragraph 2, of the Companies Act, DCM Holdings will execute the Share Exchange without seeking approval for the transaction at a shareholders meeting.
If your approval for this proposal is obtained, on December 1, 2016, the effective date of the Share Exchange, DCM Holdings will become the wholly owning parent company of the Company and the Company will become a wholly owned subsidiary of DCM Holdings, with its shares scheduled to be delisted on November 28, 2016 (with the final trading day to be November 25, 2016).

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1.   Reasons for the Share Exchange
Against the backdrop of the government’s fiscal and economic policies, Japan’s economy is presently headed toward gradual recovery; at the same time, however, there are still multiple factors posing potential downside risks for the economy including continuing economic stagnancy in Europe and a slowdown of growth in newly emerging countries including China, which create continuing future uncertainty. Given these factors the retail sector continues to face a challenging business environment including great uncertainty regarding the course of consumer spending due to such factors as consumers’ inclination to economize in their spending as well as competition for sales cutting across business categories. The home center sector is witnessing a continuing move toward giant stores and an increased number of stores due to strategies of aggressive openings, especially by the industry leaders, resulting in the current situation characterized by increasingly intensifying competition.
As the largest home center group in Japan, DCM Holdings operates 614 stores throughout 36 prefectures (as of the end of May 2016) and has focused on expanding the reach of its business through a strategy of new store openings in formats reflecting local needs so as to further strengthen its position in dominant regions, aggressive development of its own brands (“DCM Brands”), enhancement of its presentation of products to customers to create the kind of selling venues that most appeal to consumers, cost reduction programs, and other initiatives. Since its establishment, DCM Holdings has gained support for its philosophy of “Service, Creation and Solidarity” and has worked to strengthen the foundations of its business by joining forces with those who share its aim for the realization of “DCM (Demand Chain Management), a formula which equates to customer-oriented logistics reform.”
Kuroganeya, since its founding as a hardware store in Kofu in 1863, has expanded into the home center business building its base in Yamanashi and Kanagawa Prefectures and in the Tokyo metropolitan area. In 1966 it changed from a limited liability company to a stock company in order to strengthen its organization and broaden the scope of its business. Since 1995 when it opened its first store outside of Yamanashi Prefecture, Kuroganeya has steadily expanded its network of stores into other prefectures. In recent years, through the development of a variety of store formats including standard stores (convenience-type home centers), large scale stores (super depot-type home centers) catering to even special lifestyle modes, and compact stores (new format stores), which are mid-sized compact versions of its large scale stores, Kuroganeya has positioned its business to meet the demands of each of its markets while remaining faithful to the philosophy that has guided it since its founding:providing quality merchandise at a fair price.

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In this environment, responding to the present intensification of competition challenging their dominant strategies, and examining future strategies, from about April of this year, the two companies began consideration of the Share Exchange whereby DCM Holdings would become the wholly owning parent company of the Company and the Company would become a wholly owned subsidiary of DCM Holdings. Through the effectuation of this Share Exchange, Kuroganeya will gain access to DCM Holdings’ supply capacity for home center merchandise including its DCM PB products and the DCM Holdings’ store management technology for group stores, and together with the application of its own knowhow, the Company projects being able to systematically improve profitability. DCM Holdings, for its part, judges that, by incorporating the Company’s history and resulting strong territorial base and knowhow into its group, it can expect an expansion of its customer base. On this basis, the two companies held discussions and negotiations over an extended period, and ultimately, on June 28, 2016, decided to undertake the Share Exchange in order to benefit from synergies possible by combining the two companies and accordingly enhancing the overall enterprise value of the DCM Group. By leveraging the management resources and knowhow developed over the years by DCM Holdings, the two companies will work toward building the type of stores that will receive even greater support than in the past from the customers in the regions they serve.
Going forward together with its new partner, in addition to an expansion of business the Company will strive for its continuing growth and the greater growth of the DCM Group as a whole through realization of the many potential synergies the transaction creates including purchasing structure reform and cost savings derived from exploiting the benefits of scale.

2.  Summary of the Share Exchange Agreement
The content of the Share Exchange Agreement concluded by the Company and DCM Holdings on June 28, 2016, is as follows.

Share Exchange Agreement (Copy)

DCM Holdings Co., Ltd. (“DCM Holdings”) and KUROGANEYA. CO., LTD. (“Kuroganeya”) conclude this share exchange agreement (this “Agreement”) as set forth below.

Article 1  The Share Exchange

DCM Holdings and Kuroganeya will execute a share exchange (the “Share Exchange”) in accordance with the provisions of this Agreement whereby DCM Holdings will become the wholly owning parent company of Kuroganeya and Kuroganeya will become a wholly owned subsidiary company of DCM Holdings

Article 2  Trade Names and Addresses

The trade names and addresses of DCM Holdings and Kuroganeya are as follows.
(1)	DCM Holdings Co., Ltd. (wholly owning parent company)
6-22-7 Minami-ooi, Shinagawa-ku, Tokyo
(2)	KUROGANEYA CO., LTD. (wholly owned subsidiary)
1-13-18 Nakakogawara, Kofu, Yamanashi Prefecture

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Article 3 Shares Allocated and Delivered in the Share Exchange

1.
In the Share Exchange, DCM Holdings will deliver to the shareholders of Kuroganeya (the “Allocated Shareholders”; excluding, however, DCM Holdings), as of the time immediately prior to DCM Holdings acquiring all of the issued shares of Kuroganeya (the “Time of Record”) through the Share Exchange, the number of common shares of DCM Holdings equal to 0.6 times the total number of Kuroganeya common shares held.

2.	In the Share Exchange, DCM Holdings will allocate to the shares to the Allocated Shareholders in the ratio of 0.6 DCM Holdings common shares for each Kuroganeya common share held.
3.
In cases where, in accordance with the preceding two paragraphs, there are Allocated Shareholders who are allocated fractions of less than one share of DCM Holdings common stock, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations, DCM Holdings will sell the number of shares equivalent to the sum of all of the fractions less than one share (discarding the fraction if the sum includes a fraction less than one share) and deliver the proceeds to those shareholders in proportion to the fractions attributed to them.

Article 4 Amount of DCM Holdings’ Capital Stock and Reserve

The amount of increase in the capital stock and reserve of DCM Holdings in conjunction with the Share Exchange is as follows.
(1) Capital stock	¥0
(2) Legal capital surplus	The change in the amount of shareholders’ equity, etc., as stipulated in Article 39, Paragraph 1 of the Company Accounting Regulations
(3) Earned reserve	¥0

Article 5 Effective Date of the Share Exchange

The date on which the Share Exchange will take effect (the “Effective Date”) will be December 1, 2016; provided, however, that on the basis of the progress of the procedures for the Share Exchange, the Effective Date may be changed, if necessary, by agreement upon consultation between DCM Holdings and Kuroganeya.

Article 6  Shareholder Approval of the Share Exchange Agreement

1.
Pursuant to the provisions of Article 796, Paragraph 2 of the Companies Act, DCM Holdings will carry out the Share Exchange without obtaining the approval of a meeting of shareholders as stipulated in Article 796, Paragraph 1 of the same act; provided, however, that if pursuant to the provisions of 796, Paragraph 3 of the act, approval of this Agreement by a meeting of DCM Holdings’ shareholders becomes necessary, DCM Holdings will convene a shareholders meeting prior to the Effective Date and seek approval of this Agreement and decisions on other matters necessary for the Share Exchange.

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2.
Kuroganeya will seek approval of this Agreement and decisions on other matters necessary for the Share Exchange at its Ordinary General Meeting of Shareholders scheduled for August 3, 2016; provided, however, that depending on the progress of the procedures for the Share Exchange or for other reasons, DCM Holdings and Kuroganeya may, upon consultation, agree to change the date for convening the shareholders meeting for approval of this Agreement and for decisions on other matters necessary for the Share Exchange.

Article 7 Cancellation of Treasury Shares by Kuroganeya

By a decision of a meeting of its Board of Directors convened prior to the Effective Date, Kuroganeya will cancel all the treasury shares it holds immediately prior to the Time of Record (including the treasury shares acquired on the basis of a demand for purchase of shares from shareholders of Kuroganeya pursuant to the provisions of Article 785 of the Companies Act).

Article 8 Management of Company Property

During the period from the date hereof to the Effective Date, DCM Holdings and Kuroganeya will each conduct business and manage and operate their respective property with the due care of a prudent manager and will not engage in any acts which might have a material effect on the condition of their property, operating performance, business or rights and obligations without the prior agreement of both parties upon consultation, unless otherwise provided in this Agreement.

Article 9  Dividends from Surplus
1.
Subject to the approval of its Board of Directors, DCM Holdings may distribute a dividend from surplus of ¥11 per share of its common stock to shareholders specified or recorded in the shareholder register and to registered pledgees of shares as at August 31, 2016; provided, however, that DCM Holdings may change the amount to the extent that it would not have a material effect on the share exchange ratio of the Share Exchange.

2.
Subject to approval by the Ordinary General Meeting of Shareholders scheduled for August 3, 2016, Kuroganeya may distribute a dividend from surplus of ¥6 per share of its common stock to shareholders specified or recorded in the shareholder register and to registered pledgees of shares as at May 15, 2016; provided, however, that Kuroganeya may change the amount to the extent that it would not have a material effect on the share exchange ratio of the Share Exchange.

3.
Subject to approval by its Board of Directors, Kuroganeya may distribute a dividend from surplus of ¥6 per share of its common stock to shareholders specified or recorded in the shareholder register and to registered pledgees of shares as at November 15, 2016; provided, however, that Kuroganeya may change the amount to the extent that it would not have a material effect on the share exchange ratio of the Share Exchange.

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4.
Except as provided in the preceding three paragraphs, DCM Holdings and Kuroganeya may not pay dividends from surplus having a date of record subsequent to the conclusion of this Agreement and prior to the Effective Date.

Article 10  Effectiveness of the Agreement

This Agreement will cease to be effective in the event of any of the following.
(1)	In the case referred to in the proviso to Paragraph 1 of Article 6, approval by a shareholders meeting of DCM Holding sas prescribed in that proviso is not obtained by the Effective Date.
(2)	Approval by a shareholders meeting of Kuroganeya as prescribed in Paragraph 2 of Article 6 is not obtained by the Effective Date.
(3)	This Agreement is cancelled pursuant to the next article.
(4)	Approvals of competent government agencies, etc. for the Share Exchange as required under applicable laws and regulations are not obtained by the Effective Date.

Article 11  Changes to the Terms of the Share Exchange and Cancellation of the Agreement

If there is a material change in the assets or business situation of DCM Holdings or Kuroganeya during the period from the date hereof until the Effective Date, they may agree upon consultation to change the terms of the Share Exchange or to cancel this Agreement.

Article 12  Governing Law and Agreed Court of Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of Japan. If disputes arise in regard to performance under this Agreement or its construction, the Tokyo District Court will be the exclusive court of first instance.

Article 13  Consultation

DCM Holdings and Kuroganeya, upon consultation, will decide matters not provided for in this Agreement and other matters necessary for the Share Exchange in keeping with the purport of this Agreement.

IN WITNESS WHEREOF, DCM Holdings and Kuroganeya hereby execute two (2) originals of this Agreement by affixing their signatures and seals hereto, and each shall retain one (1) original.

June 28, 2016

DCM Holdings:	Toshihiro Hisada
Representative Director and President Executive Officer
DCM Holdings Co., Ltd.
6-22-7 Minami-ooi, Shinagawa-ku, Tokyo

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Kuroganeya:	Akashi Horigome
Representative Director and President
KUROGANEYA CO., LTD.
1-13-18 Nakakogawara, Kofu,
Yamanashi Prefecture

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3.	Summary of Matters Stipulated in Article 184, Paragraph 1 of the Ordinance for Enforcement of the Companies Act
(1) Matters concerning the reasonableness of the share exchange price
①Allocation under the Share Exchange
Company	DCM Holdings (wholly owning parent company)	The Company (wholly owned subsidiary)
Share exchange ratio	1	0.6
Number of shares to be allocated and delivered in the Share Exchange	DCM Holdings common shares: 6,299,019 (tentative)
Note 1: Share exchange ratio
DCM Holdings will allocate and deliver 0.6 shares of its common stock for each share of the Company’s common stock.
Note 2: Number of shares allocated and delivered in the Share Exchange
In the Share Exchange, DCM Holdings will allocate and deliver to the shareholders of the Company (excluding, however, DCM Holdings), as of the date immediately prior to DCM Holdings acquisition of all of the issued shares of the Company (the “Time of Record”), 6,299,019 common shares (tentative) of DCM Holdings stock. DCM Holdings expects to exchange shares by using treasury shares and by issuing new shares.
Because the Company, by a resolution of its Board of Directors, plans to cancel all of its treasury shares by the day prior to the Effective Date of the Share Exchange, the number of shares to be allocated and delivered in the Share Exchange may be revised in accordance with the acquisition and cancelation of treasury shares by the Company.
Note 3: Treatment of the common shares of DCM Holdings acquired by DCM Holdings’ wholly owned subsidiary company, DCM Kahma Co., Ltd.
DCM Holdings’ wholly owned subsidiary company, DCM Kahma Co., Ltd., owns 775,000 shares of the Company stock and, as a result of the Share Exchange, will receive an allocation and delivery of common shares of DCM Holdings stock for those shares. Due to the fact that, subsequent to the Effective Date of the Share Exchange, these shares of DCM Holdings will constitute shares of a parent company held by a subsidiary company, pursuant to the provisions of Article 135, Paragraph 3 of the Companies Act, DCM Kahma Co., Ltd. plans to dispose of these shares at an appropriate time.
Note 4: Treatment of shares less than one unit
In accordance with the provisions of Article 192, Paragraph 1, of the Companies Act, shareholders of the Company who become holders of shares of DCM Holdings stock constituting less than one unit (less than 100 shares) as a result of the Share Exchange may demand that DCM Holdings purchase their shares constituting less than one unit; it will not be possible to sell shares constituting less than one unit on a financial instruments exchange.
Note 5: Treatment of a fraction less than one share
Pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations, if there are shareholders of the Company who receive a fraction of less than one common share of DCM Holdings stock as a result of the Share Exchange, DCM Holdings will sell the number of shares equivalent to the sum of all of the fractions less than one share (discarding the fraction if the sum includes a fraction less than one share) and deliver the proceeds to those shareholders in proportion to the fractions attributed to them.

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②Treatment of share options and bonds with share options in conjunction with the Share Exchange
The Company has not issued any share options or bonds with share options.

③Basis for the allocation in the Share Exchange
(a)  Basis and reasons for the allocation in the Share Exchange
In order to establish the share exchange ratio shown above, DCM Holdings and the Company separately selected and engaged financial advisors independent of DCM Holdings and the Company to conduct financial analysis on the appropriate share exchange ratio. DCM Holdings selected SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and the Company selected Nomura Securities Co., Ltd. (“Nomura Securities”) as their respective financial advisors for performing financial analyses on the share exchange ratio. DCM Holdings and the Company, taking into account the advice and share exchange ratios as analyzed by their respective financial advisors as well as considering the financial condition, trends in performance, share price movements, and other factors relating to each of the companies, judiciously conferred and negotiated with each other over an extended period. As a result, they reached agreement that the share exchange ratio shown above is reasonable and is in the best interest of their respective shareholders.
As the shares of both companies are listed on the Tokyo Stock Exchange and have a market-based price, SMBC Nikko Securities performed its financial analysis regarding the shares using the market share price method (taking June 27, 2016 as the reference date and using the closing price of the reference date and the average closing price for each of the one-month and three-month periods preceding the reference date), and in regard to the Company, given that there are multiple comparable listed companies and that an analogical estimate based on comparable companies analysis is possible, also used comparable companies analysis and, in addition, used the discounted cash flow method in order to take into account the company’s future business activities in performing its financial analyses.
The ranges of the estimates obtained by each method, when taking the price of one share of DCM Holdings stock as 1, are shown in the table below.
Method		Range of share exchange ratio analyzed
DCM Holdings	The Company
Market share price analysis	Market share price analysis	0.46 ～ 0.48
	Comparable companies analysis	0.44 ～ 0.80
	DCF method	0.44 ～ 0.68

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In performing financial analysis on the above share exchange ratios, SMBC Nikko Securities as a general rule used as is the materials and information obtained from both companies and the publicly disclosed information it obtained, and it analyzed and reviewed all materials and information on the assumption that such materials and information were accurate and complete without itself independently verifying that the materials and information were accurate and complete inasmuch as it had no obligation to do so. SMBC Nikko Securities also did not independently value, appraise or assess the individual assets and liabilities of the two companies and their affiliated companies (including but not limited to financial derivatives, off-balance-sheet assets and liabilities and other contingent liabilities) nor did it engage any third party to do so. Furthermore, SMBC Nikko Securities’ financial analysis was based on information and economic conditions as of June 27, 2016 and on the premise that the financial forecasts of both companies reflected in those financial analyses were reasonably considered and prepared by both companies on the basis of the best estimates and judgments that could be achieved at the time. It should be noted that the future profit plan that was submitted to SMBC Nikko Securities by the Company that is the basis for the above financial analysis using the DCF method includes a fiscal year projected to show a significant increase in profit compared to the preceding fiscal year. This is due to the projection of an approximately 30% increase in operating income for the fiscal year ending May 15, 2019 compared to the prior fiscal year, due to expected higher margins due to the carrying out of policies to thoroughly implement low cost operations as well as projected store openings in locations in which high profitability can be expected, among other factors.
Nomura Securities, for its part, as the shares of both companies are listed on the Tokyo Stock Exchange and have a market-based price, performed its financial analysis regarding the shares using the market share price method (taking June 27, 2016 as the reference date and using the closing price of the reference date and the average closing price for each of the one-month, three-month, and six-month periods preceding the reference date), and in regard to the Company, given that there are multiple comparable listed companies and that an analogical estimate based on comparable companies analysis is possible, also used comparable companies analysis and, in addition, used the discounted cash flow method in order to take into account the company’s future business activities in performing its financial analyses.
The ranges of the estimates obtained by each method, when taking the price of one share of DCM Holdings stock as 1, are as shown in the table below.
Method		Range of share exchange ratio analyzed
DCM Holdings	The Company
Market share price analysis	Market share price analysis	0.467 ～ 0.476
	Comparable companies analysis	0.436 ～ 0.748
	DCF method	0.538 ～ 0.916

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In performing financial analysis on the above share exchange ratios, Nomura Securities as a general rule used as is the materials and information obtained from both companies and the publicly disclosed information it obtained and used all such material and information on the assumption of it being accurate and complete without independently verifying that the materials and information were accurate and complete. Nomura Securities also did not independently value, appraise or assess the assets and liabilities of the two companies and their affiliated companies (including off-balance-sheet assets and liabilities and other contingent liabilities) nor did it engage any third party to do so. In addition, Nomura Securities took as a premise that the financial forecasts of both companies were reasonably considered and prepared by both companies on the basis of the best estimates and judgments that could be achieved at the time.
It should be noted that the future profit plan that was submitted to Nomura Securities by the Company that is the basis for the above financial analysis using the DCF method includes a fiscal year projected to show a significant increase in profit compared to the preceding fiscal year., includes a fiscal year projected to show a significant increase in profit compared to the preceding fiscal year. This is due to the projection of an approximately 40% increase in operating income in the fiscal year ending May 15, 2019 compared to the prior fiscal year, due to expected higher margins due to the carrying out of policies to thoroughly implement low cost operations as well as projected store openings in locations in which high profitability can be expected, among other factors.

(b) Relationship with the financial advisors
In order to ensure the fairness and reasonableness of the share exchange ratio for the Share Exchange, DCM Holdings and the Company separately engaged financial advisors independent of DCM Holdings and the Company to perform financial analyses on the appropriate share exchange ratio. DCM Holdings selected SMBC Nikko Securities and the Company selected Nomura Securities as their respective financial advisor for performing financial analyses the share exchange ratio.
SMBC Nikko Securities and Nomura Securities are both financial advisors independent from DCM Holdings and the Company, do not qualify as related parties of DCM Holdings or the Company, and have no material interests requiring disclosure in regard to the Share Exchange.

④Matters concerning the reasonableness of the amount of DCM Holdings’ capital Stock and reserve
The amount of increase in the capital stock, legal capital surplus, and earned reserve of DCM Holdings in conjunction with the Share Exchange is as follows.

(1) Capital stock	¥0
(2) Legal capital surplus	The change in the amount of shareholders’ equity, etc. as stipulated in Article 39, Paragraph 1 of the Company Accounting Regulations
(3) Earned reserve	¥0

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We consider the amounts of the above capital stock, legal capital surplus, and earned reserve reasonable from the standpoint of maintaining a flexible capital policy for DCM Holdings.

⑤Reason for choosing DCM Holdings stock as the consideration in the Share Exchange
The Company and DCM Holdings chose the stock of the wholly owning parent company DCM Holdings as the consideration in the Share Exchange.
The Company and DCM Holdings judged that it was appropriate to make DCM Holdings stock the consideration in the Share Exchange for the following reasons.
(a)
The DCM Holdings stock allocated to the Company’s shareholders in the Share Exchange is listed in the first section of the Tokyo Stock Exchange and can be traded on that exchange even after the Company’s stock is delisted.

(b)
The Company and DCM Holdings will carry out a management integration as a result of the Share Exchange, and by reason of the shareholders of the Company, which will become a wholly owned subsidiary, receiving DCM Holdings stock as consideration, the shareholders will be able to benefit from the synergies resulting from the management integration.

⑥Considerations in order to ensure no impairment of the interests of the Company’s shareholders
In order to ensure the fairness and reasonableness of the allocation ratio in the Share Exchange, as discussed above, the Company and DCM Holdings each engaged financial advisors to perform financial analyses on the share exchange ratio and, taking into account the results of those analyses, upon discussion and negotiation, agreed to carry out the Share Exchange on the basis of the abovementioned share exchange ratio.
Please note, however, that neither DCM Holdings nor the Company obtained fairness opinions from the financial advisors regarding such agreed upon exchange ratio.
Additionally, DCM Holdings selected SATO & Partners and Kuroganeya selected Kitahama Partners, Tokyo Office (“Kitahama Partners”), respectively, as their legal advisors for the Share Exchange and received their counsel regarding the various procedures for the Share Exchange and the method and process of decision making, etc., by the companies’ boards of directors. Neither SATO & Partners nor Kitahama Partners has any material interests in DCM Holdings or Kuroganeya.

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(2)Reference items in regard to the Share Exchange consideration
①Articles of Incorporation of DCM Holdings
Please refer to the enclosed “Reference Documents for the 67th Ordinary General Meeting of Shareholders (Appendix)”.

②Matters regarding the method for conversion of the consideration into cash
(a)	Stock exchange First section, Tokyo Stock Exchange
(b)	Persons engaged in trading intermediation, commission brokerage and agency Securities companies throughout Japan
(c)	Market price
The average closing prices for the DCM Holdings shares, the consideration in the Share Exchange, for the month, three months, and six months immediately prior to the date of execution of the Share Exchange Agreement are given in the table below.
One month	Three months	Six months
¥782	¥792	¥808
(d)	Balance sheet of DCM Holdings
Because DCM Holdings is providing its securities report, its balance sheet is herein omitted.

(3)	Statement of income, etc. of DCM Holdings for its most recent fiscal year
Please see the enclosed “Reference Documents for the 67th Ordinary General Meeting of Shareholders (Appendix)”.

(4)	Matters regarding the material disposition, etc. of assets subsequent to their respective fiscal year-ends by the parties to the Share Exchange
①The Company: N/A

②DCM Holdings: Pending (to be confirmed)

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Proposal 3	Election of Six (6) Directors
The terms of office of all six (6) Directors will expire upon conclusion of this Ordinary General Meeting of Shareholders. Accordingly, the Company requests the election of six (6) Directors.
The candidates as Directors are as follows.

			Number of Company shares held
Candidate no.	Name (Date of birth)	Career summary, position, areas of responsibility within the Company, and important concurrent positions

		Nov. 1966 Representative Director of the Company
		Aug. 1992 Representative Director and Chairman of the Company
1	Toshihide Funo (July 5, 1927)	May 1993 Chairman, General Incorporated Foundation Funo Ikueikai June 2003 Corporate Auditor, Kahma Co., Ltd.	50,000
		Dec. 2008 Chairman of the Board, the Company (Current position)
		Jan. 1976 Joined the Company
		Oct. 1985 Director; General Manager, Merchandising Dept.
		Aug. 1987 Director; Division Manager, Sales Division
		Sept. 1990 Managing Director; General Manager, Store Operations Dept. and General Manager, Merchandising Dept.
2	Akashi Horigome (September 30, 1950)	Aug. 1992 Managing Director (Sales)	60,000
		Aug. 1994 Managing Director
		Aug. 1996 Senior Managing Director
		June 2002 Representative Director and President (Current position)
		April 2008 Joined the Company
		June 2008 General Manager, General Affairs Dept.
3	Masahiko Sato (October 2, 1954)	Aug. 2009 Director; General Manager, General Affairs Dept. Aug. 2012 Managing Director (Administration) (current position)	12,000

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			Number of Company shares held
Candidate no.	Name (Date of birth)	Career summary, position, areas of responsibility within the Company, and important concurrent positions

		April 1979 Joined the Company
		Sept. 1979 Manager, Nirasaki Store, Store Operations Dept.
		Oct. 1985 Manager, Sumiyoshi Store, Store Operations Dept.
		Jan. 1990 Deputy General Manager, Store Operations Dept.
		Feb. 1992 Deputy General Manager, Store Operations Dept. and Manager, Nirasaki Store
		Aug. 1992 General Manager, Store Operations Dept.
4	Kimio Mizuno (April 17, 1956)	Sept. 1994 General Manager, Merchandising Dept. Aug. 1996 Director; General Manager, Store Operations Dept.	9,000
		May 2002 Director; General Manager, Sales Dept.
		Aug. 2002 Managing Director; General Manager, Sales Dept.
		Sept. 2002 Managing Director (Sales)
		Aug. 2012 Senior Managing Director
		June 2014 Director; Manager, New Business Preparation Office (current position)

5	Yoshiharu Watanabe (April 15, 1954)	Aug. 2011 Joined the Company Mar. 2012 General Manager, Merchandising Dept. Aug. 2013 Director; General Manager, Merchandising Dept. (current position)	5,000
		Oct. 2005 Attorney, Baker & McKenzie (Gaikokuho Joint Enterprise) (current position)
6	Koichi Matsudaira (September 16, 1974)	Aug. 2013 Corporate Auditor of the Company Aug. 2015 Director of the Company (current position)	―
		Important concurrent positions
		Attorney, Baker & McKenzie (Gaikokuho Joint Enterprise)

Notes:	1. None of the candidates has any special interest in the Company.
2. Mr. Matsudaira is an external director candidate as stipulated by Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act.

3. Mr. Matsudaira was chosen as a candidate for External Director of the Company because based on his professional expertise as an attorney and experience in corporate law he is a person who has the high level of judgement and discernment to provide appropriate guidance and supervision and can be expected to appropriately fulfill the duties of an external director.

4. Mr. Matsudaira is currently an external director of the Company, but his time in office will be one year at the conclusion of this Ordinary General meeting of Shareholders.

5. If this proposal is approved as proposed and Mr. Matsudaira is elected External Director, the Company intends to enter into an agreement with him which limits his Companies Act Article 423 Paragraph 1 liability for damage. Under that agreement his maximum liability will be the amount stipulated under the relevant laws and regulations.

Poposal 4    Payment of Officer Bonuses
Taking into consideration the Company’s business results, etc. in the fiscal year under review, we wish to pay to the six Directors and three Corporate Auditors in office at the end of the fiscal year bonuses of ¥10,245,000 (¥8,970,000 for Directors) (incl. ¥600,000 for External Directors) and ¥1,275,000 for Corporate Auditors).

End of document

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Notes

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Map of Venue of Ordinary General Meeting of Shareholders

Kofu Fujiya Hotel (2nd floor conference room, “Togennoma”)
3-2-30 Yumura, Kofu, Yamanashi Prefecture
Tel.:              055-253-8111

Transportation	● 10 minutes by taxi from Kofu Station
●  The No. 3 Shikishima Eigyosho Bus from the terminal in front of Kofu Station, getting off at the Yumura Onsen Iriguchi bus stop in front of the hotel
●  15 minutes from the Kofu Showa I.C. on the Chuo Expressway

Please note that no distribution of gifts or souvenirs is planned for the 67th Ordinary General Meeting of Shareholders.

43

Reference Documents for the 67th Ordinary General Meeting of Shareholders (Appendix)

Attached Materials for Proposal No. 2 (Matters Relating to DCM Holdings Co., Ltd.)

KUROGANEYA. CO., LTD

Articles of Incorporation

Amended on May 27, 2016
Amended on May 27, 2010
Amended on May 28, 2009
Amended on May 29, 2008
Amended on May 24, 2007
Enacted on September 1, 2006

Articles of Incorporation

Chapter I.                                General Provisions

Article 1: Trade Name
The name of the Company shall be DCM Holdings K.K. In English, the Company shall be called DCM Holdings Co., Ltd.

Article 2: Purpose
The purpose of the Company shall be to engage in the following businesses, and to control and manage the business activities of companies that engage in the following businesses and companies that engage in businesses that are similar to the following business by owning shares of such companies.
1.	Home center retail businesses and the manufacturing, processing, wholesaling and sale of products related to such retail businesses.
2.	Sale of gardening products, garden exterior products, plants, pets, and pet products.
3.	Sale of work supplies, hardware, tools, lumber, building materials, paint, and adhesives.
4.	Sale of cycling and leisure products, and automobile products.
5.	Sale of daily necessities, health and beauty care products, dining and kitchen products, bath products and toiletries, clothing, and stationery.
6.	Sale of interior products, sleepwear, bedding, furniture, and storage goods.
7.	Sale of home electronics, electronic materials, and lighting.
8.	Sale of pharmaceuticals, quasi-drugs, and medical equipment,
9.	Sale of cereals, liquor, salt, fuel, tobacco, drinking water, groceries, postage stamps, and revenue stamps.
10.	Sale of watches, jewelry, precious metals, fine arts and crafts, antiques, tomb stones, and stone monuments.
11.	Rental, import and export, and consignment services for products listed in the foregoing items and related products.
12.	Subcontracting of installation of products, alterations and extensions of residences, and residential renovation.
13.	Photography services, barbers and beauty salons, cleaning services, printing services, and copying services.
14.	General cargo car transport services, freight forwarding services, and warehousing services.
15.
Travel agencies, advertising agencies, assorted damage insurance agencies, life insurance solicitations, welfare equipment leasing, nursing care support businesses, and general worker dispatching services.

16.
Management of eating and drinking establishments, coffee shops, recreation halls, parking garages, gas stations, sports facilities, supermarkets, convenience stores, pharmacies, medical facilities, and cultural facilities,

17.	Information collection and analysis, management guidance, and entrustment of services relating to sales activities of assorted enterprises.
18.	Purchase and sale, leasing, brokerage and management of real property, building maintenance, security services, and processing of general waste and industrial waste.
19.	Design management and construction of buildings and civil engineering work.
20.	Money lending, brokering of monetary loans, and credit card handling businesses.
21.	Investment and management services related to securities.
22.	All other businesses related to or connected with the foregoing items.

Article 3: Location of Head Office
The Company shall have its head office in Shinagawa-ku, Tokyo.

Article 4: Method of Public Notice
Public notices of the Company shall be by the method of electronic notice; provided, however, that if public notice cannot be made by electronic public notice due to an accident or for any other unavoidable reason, public notice of the Company shall be made by publication in Nihon Keizai Shimbun.

Chapter II.                      Shares

Article 5: Total Number of Authorized Shares
The total number of shares which the Company is authorized to issue shall be 600,000,000 shares.

Article 6: Buyback of Own Shares
Pursuant to the prescriptions of Article 165, Paragraph 2 of the Companies Act, the Company may buy back its own shares by market transactions stipulated in Paragraph 1 of said article pursuant to a resolution of the Board of Directors.

Article 7: Share Units
Share units of the Company shall be 100 shares.

Article 8: Rights related to Fractional Shares
The shareholders of the Company cannot exercise any rights with respect to fractional shares other than the following rights:
(1)	Rights set forth in each item of Paragraph 2, Article 189 of the Companies Act;
(2)	The right to demand in accordance with the stipulations of Article 166, Paragraph 1 of the Companies Act; and
(3)	The right to receive allotment of subscription shares or new share warrants for subscription shares in accordance with the number of shares owned by a shareholder.

Article 9: Shareholders Registry Administrator
1.	The Company shall appoint a shareholders registry administrator.
2.	The shareholders registry administrator and the place of handling the administration thereof shall be stipulated by a resolution of the Board of Directors and publicly announced.

Article 10: Share Handling Rules
In addition to the stipulations prescribed by law and under these Articles of Incorporation, handling and fees related to the shares of the Company, and procedures for exercising shareholders’ rights shall be in accordance with the Share Handling Rules established by the Board of Directors.

Article 11: Record Date
The record date for voting rights at ordinary general meeting of shareholders shall be the last day of February of each year.

Chapter III.                      General Meeting of Shareholders

Article 12: Timing of Convocation
An ordinary general meeting of shareholders shall be convened within three months from the last day of every fiscal year. An extraordinary general meeting of shareholders shall be convened when necessary.

Article 13: Location of General Meeting of Shareholders
General meeting of shareholders shall be held at the location or in the vicinity of the head office.

Article 14: Person to Convene Meetings and Preside as Chairman
1.	The chairman of the Board of Directors or the director/president with representative authority shall convene and preside over general meeting of shareholders.
2.
If the chairman of the Board of Directors or the director/president with representative authority is not available, in accordance with an order previously determined by the Board of Directors, another director shall convene and preside over the general meeting of shareholders.

Article 15: Internet Disclosure and Deemed Provision of Reference Materials etc. in General Meeting of Shareholders
As stipulated in the Ordinance of the Ministry of Justice, when a general meeting of shareholders is convened, the Company may be deemed to have provided to the shareholders by disclosing on the Internet, information related to matters that should be entered or displayed on general shareholders meeting reference materials, business reports, financial statements, and consolidated financial statements.

Article 16: Method of Resolutions
1.
Except as otherwise provided by laws and regulations or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be decided by a majority of the voting rights held by the shareholders present who are entitled to exercise their voting rights.

2.
Except as otherwise stipulated in these Article of Incorporation, resolutions stipulated in Article 309, Paragraph 2 of the Companies Act shall be decided by a two-thirds vote of the voting rights held by the shareholders present at a general meeting of shareholders attended by shareholders holding at least one-third of the voting rights held by all shareholders entitled to exercise their voting rights.

Article 17: Proxy Voting
A Shareholder may exercise voting rights by appointing one other shareholder with voting rights to act as a proxy. In such a case, such shareholder or the proxy must submit to the Company a document evidencing the appointment of the proxy.

Article 18: Minutes
Minutes of a general meeting of shareholders shall describe and record a summary of the proceedings and results of general meeting of shareholders, and other matters prescribed by laws and regulations.

Chapter IV.                      Directors and Board of Directors

Article 19: Number of Directors and Election of Directors
1.	The Company shall have no more than 13 directors.
2.	Directors shall be elected by resolution at a general meeting of shareholders.
3.
Directors shall be elected by a majority of the voting rights held by shareholders present at a general meeting of the shareholders attended by shareholders holding at least one-third of the voting rights held by all shareholders entitled to exercise their voting rights.

4.	Cumulative voting shall not be used in electing directors.

Article 20: Removal of Directors
A resolution to remove a director shall be decided by a two-thirds vote of the voting rights held by the shareholders present at a meeting attended by shareholders holding a majority of the voting rights held by all shareholders entitled to exercise their voting rights.

Article 21: Term of Office
1.	The term of office of a director shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within two years after his or her election.
2.	The term of office of a director elected to fill a vacancy or elected due to an increase in the number of directors shall be until the expiration of the term of office of the directors in office

Article 22: Board of Directors
The Company shall have a Board of Directors.

Article 23: Director with a Special Title and Advisers
1.
The Board of Directors may by resolution stipulate one director/president from among the directors, one chairman of the Board of Directors when necessary, and a small number of vice-chairmen, executive vice-presidents, senior managing directors, and managing directors.

2.	The Board of Directors may by resolution appoint a small number of advisers.

Article 24: Representative Director
The representative director shall be elected by a resolution of the Board of Directors.

Article 25: Persons with the Right to Convene and Preside over a Meeting of Board of Directors
1.
Except as otherwise provided by laws and regulations, the chairman of the Board of Directors or the director/president with representative authority shall convene and preside over meetings of the Board of Directors.

2.
If the chairman of the Board of Directors or the director/president with representative authority is not available, in accordance with an order previously determined by the Board of Directors, another director shall convene and preside over meetings of the Board of Directors.

Article 26: Notice of Convocation of Meetings of Board of Directors.
1.
When a meeting of the Board of Directors is to be convened, a notice shall be dispatched to each director and corporate auditor at least three days prior to the date of such meeting; provided, however, that such period may be shortened in cases of emergency.

2.	The procedure for convening a meeting of the Board of Directors may be omitted with the unanimous consent of the directors and corporate auditors.

Article 27: Omission of Resolution of the Board of Directors
When the requirements of Article 370 of the Companies Act have been satisfied, it shall be deemed that a resolution of the Board of Directors was passed.

Article 28: Minutes of Meeting of the Board of Directors
Minutes of meetings of the Board of Directors shall describe and record a summary of the proceedings and results of resolutions at meetings of the Board of Directors and other matters prescribed by laws and regulations, and the directors and corporate auditors present shall affix their names and seals or electronic signatures thereto.

Article 29: Remuneration etc. of Directors
Remuneration, bonuses and other property benefits provided by the Company as consideration for the execution of duties ("Remuneration etc.") shall be determined by resolution of a general meeting of shareholders.

Article 30: Board of Directors Rules
Unless otherwise prescribed by laws and regulations and these Articles of Incorporation, matters pertaining to the Board of Directors shall be governed by the Board of Directors Rules stipulated by the Board of Directors.

Article 31: Director Immunity
1.
Pursuant to the prescriptions of Article 426, Paragraph 1, of the Companies Act, the Company may by resolution of the Board of Directors exempt any director (including persons who used to be directors) from his or her liability as a director for compensation for damage prescribed in Article 423, Paragraph 1 of said law up to the limit prescribed by laws and regulations.

2.
Pursuant to the prescriptions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement with any director (excluding executive directors, etc.) limiting liability for compensation for damage prescribed in Article 423, Paragraph 1 of said law; provided, however, that the maximum amount of liability for compensation for damage shall be an amount stipulated by laws and regulations.

Chapter V.                      Corporate Auditors and Board of Corporate Auditors

Article 32: Corporate Auditors and Board of Corporate Auditors
The Company shall have corporate auditors and a Board of Corporate Auditors.

Article 33: Number of Corporate Auditors and Election of Corporate Auditors
1.	The Company shall have no more than five corporate auditors.
2.	Corporate auditors shall be elected by resolution at a general meeting of shareholders.
3.
Corporate auditors shall be elected by a resolution adopted by a majority of the voting rights of shareholders held by the shareholders present at a general meeting of shareholders attended by shareholders holding at least one-third of the voting rights held by all shareholders entitled to exercise their voting rights

Article 34: Term of Office
1.
The term of office of a corporate auditor shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within four years after his or her election.

2.
The term of office of a corporate auditor elected to fill a vacancy of a corporate auditor who resigned before the expiration of his or her tem shall be until the expiration of the term of office of the corporate auditor who resigned.

Article 35: Full-Time Corporate auditors
The Board of Corporate Auditors shall elect full-time corporate auditors from among the corporate auditors.

Article 36: Notice of Convocation of Meetings of Board of Corporate Auditors
1.
When a meeting of the Board of Corporate Auditors will be convened, a notice shall be dispatched to each corporate auditor at least three days prior to the date of such meeting; provided, however, that such period may be shortened in cases of emergency.

2.	The procedure for convening a meeting of Board of Corporate Auditors may be omitted with the unanimous consent of the corporate auditors.

Article 37: Minutes of Meetings of Board of Corporate Auditors
Minutes of meetings of Board of Corporate Auditors shall describe and record a summary of the proceedings and results of resolutions at meetings of Board of Corporate Auditors and other matters prescribed by laws and regulations, and the corporate auditors present shall affix their names and seals, or electronic signatures thereto.

Article 38: Remuneration etc. of Corporate Auditors
Remuneration etc. for corporate auditors shall be determined by resolution of a general meeting of shareholders.

Article 39: Board of Corporate Auditors Rule
Unless otherwise prescribed by laws and regulations and these Articles of Incorporation, matters pertaining to the Board of Corporate Auditors shall be governed by the Board of Corporate Auditor Rules stipulated by the Board of Corporate Auditors.

Article 40: Corporate Auditors Immunity
1.
Pursuant to the prescriptions of Article 426, Paragraph 1, of the Companies Act, the Company may by resolution of the Board of Directors exempt any corporate auditor (including persons who used to be corporate auditors) from liability as a corporate auditor for compensation of damage prescribed in Article 423, Paragraph 1 of said law up to the limit prescribed by laws and regulations.

2.
Pursuant to the prescriptions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement with any corporate auditor limiting liability for compensation for damage prescribed in Article 423, Paragraph 1 of said law; provided, however, that the maximum amount of liability for compensation for damage shall be the amount stipulated by laws and regulations.

Chapter VI.                      Financial Auditors

Article 41: Financial Auditors
The Company shall have financial auditors.

Article 42: Election of Financial Auditors
Financial auditors shall be elected by resolution at a general meeting of shareholders.

Article 43: Term of Office
1.	The term of office of a financial auditor shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one year after his or her election.
2.
If the ordinary general meeting of shareholders of the preceding paragraph does not resolve otherwise, financial auditors will be deemed to have been re-elected at such ordinary general meeting of shareholders.

Article 44: Remuneration etc. of Financial Auditors
Remuneration etc. of financial auditors shall be determined by the representative director with the consent of the Board of Corporate Auditors.

Article 45: Agreements Limiting Liability of Financial Auditors
Pursuant to the prescriptions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement with any financial auditor limiting liability for compensation for damage prescribed in Article 423, Paragraph 1 of said law; provided, however, that the maximum amount of liability for compensation for damage shall be an amount stipulated by laws and regulations.

Chapter VII.                      Accounting

Article 46: Fiscal year
The fiscal year of the Company shall commence on March 1 of each year and end on the last day of February of the following year.

Article 47: Dividend of Surplus
1.	Dividends of surplus shall be distributed to shareholders or registered share pledgees who are entered or recorded in the shareholders registry as of the last day of a fiscal year.
2.	In addition to the preceding paragraph, the Company may stipulate a record date and distribute dividends from surplus.

Article 48: Interim Dividends
By resolution of the Board of Directors, the Company may distribute interim dividends to shareholders or registered share pledgees who are entered or recorded in the final shareholders registry as of August 31 of each fiscal year.

Article 49: Prescription Period etc. for Payment of Dividends
1.
If the dividend property is money, in the event that dividends are not received after the lapse of three years from the date on which the payment of dividends commenced, the Company shall be released from its obligations to pay such dividends.

2.	The monies of the preceding paragraph will accrue no interest.

(Financial Statements pertaining to the Most Recent Fiscal Year for DCM Holdings Co., Ltd.)

Business Report

Consolidated Balance Sheet

Consolidated Statement of Income

Consolidated Statement of Changes in Equity

Notes in Consolidated Financial Statements

Balance Sheet

Statement of Income

Statement of Changes in Equity

Notes on Non-Consolidated Financial Statements

Financial Auditor Report on Consolidated Financial Statements

Financial Auditor Report on Financial Statements

Audit Report of the Board of Corporate Auditors

KUROGANEYA. CO., LTD.

Business Report

(Up to February 29, 2016)

1. Current status of the corporate group

(1) Status of the business in the current business year

(i)
Business progress and results: Although, in the current consolidated fiscal year, the Japanese economy has shown modest signs of recovery owing to the effect of the government’s economic measures and fiscal policies, its outlook remains uncertain due to the risk of an economic downturn from a slowdown in China and other emerging economies.

The retail industry continues to face a challenging economic environment, given that consumer spending trends are increasingly uncertain due to factors including the rise in prices from the weak yen and consumers’ desire to economize, and also sales competition that goes beyond the business category.
In this environment, the DCM Group opened 30 new stores and closed 15 stores. In addition, on July 1, 2015 Sanwado, Co., Ltd. became the Company’s wholly-owned subsidiary through a share exchange (and changed its trade name to DCM Sanwa Co., Ltd. on the same date). Therefore, as of the last day of the current consolidated fiscal period the current number of stores is now 609 (156 DCM Kahma stores, 157 DCM Daiki stores, 262 DCM Homac stores, and 34 DCM Sanwa stores).
Sales in March declined steeply year-on-year, mainly in daily consumables, due to the impact of tax code-driven demand before the consumption tax hike in the previous fiscal year. Sales of seasonal goods also slumped because of factors including the impact of unseasonable weather due to the warm winter, but sales of DCM-branded products were strong owing to the effect of increased sales promotions, including advertisements printed in flyers and television commercials.
As a result, in the current consolidated fiscal year operating revenue was 437,732 million yen (+1.6% YoY), operating profit was 18,446 million yen (+11.0% YoY), recurring profit was 17,489 million yen (+7.6% YoY), and current net profit was 10,549 million yen (+17.0% YoY).
With regard to treasury shares, the Company acquired 5,898 treasury shares from December 2015 to February 2016 in order to return profit to shareholders and to increase capital efficiency. In addition, on March 1, 2015 Kahma Co., Ltd, Daiki Co., Ltd., and Homac Corp. respectively changed their trade names to DCM Kahma Co., Ltd., DCM Daiki Co., Ltd., and DCM Homac Co., Ltd. By combining DCM, the Company’s name, with the regional brands of our business companies and adding DCM to the beginning of the business companies’ names and store names, in the future the Company will proceed with expansion throughout Japan as a national brand with a unified corporate brand, product brand, and store brand.
The status by major product division is set forth below.

・
Garden and exterior division: While sales were strong for DCM-branded plants, gardening soil, and weed killers, for which the Company is strengthening sales promotion, sales of seasonal products such as snow removal goods languished due to the impact of the warm winter. Sales of household appliance products are recovering from a snap-back decline after tax-code driven demand before the consumption tax hike, and sales of products sold outdoors such as building materials and stone were also strong. As a result, sales were 70,230 million yen.

・
Home improvement division: Sales of tools and work goods primarily by specialty stores were firm. Sales of DCM-branded work goods, safety shoes and the like were also strong. As a result, sales were 81,367 million yen.

・
Home leisure and pet division: Sales of auto goods were sluggish due to the tendency of young people not to own cars and the decrease in demand for self-maintenance. Sales of pet goods were firm, with DCM-branded pet sheets and the like selling well due to the impact of sales promotions. As a result, sales were 65,712 million yen.

・
Housekeeping division: Sales of DCM-branded frying pans, kitchen goods, slippers, and the like were strong due to the impact of sales promotions, but sales of daily consumables were sluggish given the impact of the tax-code driven demand before the consumption tax hike in the previous fiscal year. As a result, sales were 114,072 million yen.

・
Home furnishings division: Sales of seasonal products such as rush goods, rugs, and electric carpet covers were sluggish, but sales of towels, plastic storage, and DCM-branded flooring, pillows, and the like were strong. As a result, sales were 33,262 million yen.

・
Home electronics division: There was a significant snap-back impact after the tax-code driven demand before the consumption tax hike in the previous fiscal year, so sales of white goods and home appliances struggled, and sales of heating goods also slumped due to the impact of the warm winter. However, sales of electrical equipment material goods, health device-related goods, and the like were strong. As a result, sales were 40,231 million yen.

State of sales by business division for DCM Group
	Previous Consolidated Fiscal Year		Current Consolidated Fiscal Year
	(Up to February 28, 2015)		(From March 1, 2015 until February 29, 2016)
	Amount (Million Yen)	Ratio (%)	Amount (Million Yen)	Ratio (%)
Home center business	66,816	15.7	70,230	16.3
Garden and exterior
Home improvement	77,878	18.3	81,367	18.9
Home leisure and pets	64,159	15.1	65,712	15.2
Housekeeping	116,412	27.5	114,072	26.4
Home furnishings	32,305	7.6	33,262	7.7
Home electronics	45,551	10.7	40,231	9.3
Other	21,588	5.1	26,706	6.2
Total	424,713	100.0	431,584	100.0
(Note) Stated amounts do not include consumption tax, etc.

Major products traded in the home center business by division

Division	Products traded
Garden and exterior	Gardening goods, large machinery, agricultural and business materials, plants, exterior goods, outdoor materials, household appliances, etc.
Home improvement	Work goods, metal fittings, tools, paint, maintenance, wood, construction materials, etc.
Home leisure and pets	Auto goods, sports, toys, bicycles, leisure, pet goods, etc.
Housekeeping	Daily consumables, stationary, dining room and kitchen,
bathroom and toiletries, healthcare and beauty care, food, etc.
Home furnishings	Interior goods, bedding, furniture and storage, etc.

Home electronics	Home electronics, heating and cooling, electrical materials and lighting, AV information devices, etc.
Other	Tenant plants, tenant pets, kerosene, work expenses, service fees, etc.

(ii)
State of capital expenditure: The amount of DCM Group’s capital expenditure in the current consolidated fiscal year was 13,749 million yen for tangible fixed assets, primarily in the home center business, and 2,156 million yen for security deposits and guarantees. Most of that capital expenditure was used to open 30 new stores.

(iii)
State of fundraising: Capital expenditure in the current consolidated fiscal year was covered with the Company’s own funds and 20 billion yen of long-term borrowings from financial institutions. The Company also issued first series unsecured convertible bond-type bonds with share options with a 120% call option clause for the total amount of 20 billion.

(iv)	State of business assignments, absorption-type company splits, or incorporation-type company splits: There are no applicable matters.
(v)	State of receiving assignment of another company’s business: There are no applicable matters.
(vi)
State of succession of rights and duties in regard to the business of another corporation, etc. due to absorption-type merger or absorption-type company split: The Company’s consolidated subsidiaries DCM Kahma Co., Ltd. and Home EXPO Co., Ltd. carried out an absorption-type merger with DCM Kahma Co., Ltd. as the surviving company with the effective date of March 1, 2015.

(vii)
State of acquisition or disposition of another company’s equity or other interest or share options, etc.: On July 1, 2015, the Company carried out a simplified share exchange with Sanwado Corp. (which changed its trade name to DCM Sanwa Co., Ltd. on the same date), which then became the Company’s wholly-owned subsidiary.

(2) State of assets, profits and loss for the three immediately preceding fiscal years

Category	7th	8th	9th	10th
				(Current consolidated fiscal year)
	(FY2/13)	(FY2/14)	(FY2/15)	(FY2/16)
Sales (million yen)	428,803	428,324	424,713	431,584
Recurring profit (million yen)	18,870	16,526	16,256	17,489
Net profit (million yen)	10,581	10,216	9,013	10,549
Net profit per share	73.74 yen	73.14 yen	65.63 yen	75.83 yen
Total assets (million yen)	305,912	333,937	349,991	367,653
Net assets (million yen)	145,522	151,743	157,071	164,088
Net asset amount per share	1,034.57 yen	1,097.81 yen	1,154.75 yen	1,205.15 yen

(Note) Net profit per share is calculated by subtracting treasury shares from the average number of issued shares during the term, and the net asset amount per share is calculated by subtracting treasury shares from the total amount of issued shares at the end of the term.

(3) Status of material subsidiaries
Company name	Capital (million yen)	The Company’s share of voting rights (%)	Major business
DCM Kahma Co., Ltd.	6,001	100.0	Home center business
DCM Daiki Co., Ltd.	7,058	100.0	Home center business
DCM Homac Co., Ltd.	10,981	100.0	Home center business
DCM Sanwa Co., Ltd.	704	100.0	Home center business

(Notes) 1.	On July 1, 2015, the Company acquired all of the shares of Sanwado, Co., Ltd. through a simplified share exchange, making it a consolidated subsidiary.
2.	The Company’s consolidated subsidiary Sanwado, Co., Ltd. changed its trade name to DCM Sanwa Co., Ltd. on July 1, 2015.

(4)	Issues to address
(i)
Strengthen product appeal: The Company is continuing to strengthen its in-house developed products. It is lowering the price of its higher-priced products by narrowing them down to necessary functions. The Company will also develop lifestyle products that are useful and functional. It will create demand by actively proposing new prices and value. The Company will also place importance on regional conditions, and stress making customers’ entire lifestyles richer and more comfortable.

(ii)
Improve gross profit margin on sales: In order to realize continuous growth, the Company intends to further improve its gross profit margin on sales by working to further improve price markup through reform of its supply structure, and by working to reduce clearance loss and waste-disposal loss through inventory control.

(iii)
Strengthen existing stores: By reviewing current shelving allocation patterns, the Company intends to introduce and improve the sales per tsubo ratio of new product varieties and strong product categories. It will also work to create attractive sales spaces by strengthening its presentation and special event planning.

(iv)
Cost reduction activities: The Company is continuing to engage in cost reduction activities. It intends to strengthen its management and create muscular management with respect to the rapidly changing economic environment and intensifying competition.

(5)	Main business details: (As of February 29, 2016) The DCM Group is primarily comprised of the Company and its eight consolidated subsidiaries, and it mainly engages in the home center business.

(6)	Main offices and stores: (As of February 29, 2016)

The Company                                                    (Headquarters) 22-7 Minami Oi 6-chome, Shinagawa-ku, Tokyo
Subsidiaries          DCM Kahma Co., Ltd.       (Headquarters) 411 Hidakacho 3-chome, Kariya-shi, Aichi
DCM Daiki Co., Ltd.          (Headquarters) 9-1 Misawa 1-chome, Matsuyama-shi, Ehime
DCM Homac Co., Ltd.      (Headquarters) 1-1 Atsubetsu Chuo Sanjo 2-chome, Atsubetsu-ku,
                                                                           Sapporo-shi, Hokkaido
DCM Sanwa Co., Ltd.       (Headquarters) 69-1 Aza Miyoshi, Oaza Ishie, Aomori-shi, Aomori
Stores
Group total: 609 stores	Hokkaido	146 stores	Shizuoka	12 stores
	Aomori	51 stores	Aichi	79 stores
	Iwate	31 stores	Mie	10 stores
	Miyagi	23 stores	Shiga	3 stores
	Akita	19 stores	Kyoto	2 stores
	Yamagata	4 stores	Osaka	14 stores
	Fukushima	1 stores	Hyogo	21 stores
	Ibaraki	13 stores	Nara	8 stores
	Saitama	2 stores	Wakayama	6 stores
	Chiba	3 stores	Okayama	10 stores
	Tokyo	2 stores	Hiroshima	16 stores
	Kanagawa	4 stores	Yamaguchi	5 stores
	Niigata	1 store	Tokushima	8 stores
	Toyama	17 stores	Kagawa	14 stores
	Ishikawa	8 stores	Ehime	33 stores
	Fukui	3 stores	Kochi	2 stores
	Nagano	1 store	Fukuoka	3 stores
	Gifu	20 stores	Kumamoto	14 stores

Product centers

Group total: 17 locations	Hokkaido	4	locations	Gifu	2	locations
	Aomori	1	location	Aichi	1	location
	Iwate	1	location	Nara	1	location
	Miyagi	1	location	Hiroshima	1	location
	Akita	1	location	Ehime	1	location
	Ibaraki	1	location	Kumamoto	1	location
	Toyama	1	location

(7) State of employees (As of February 29, 2016)
(i) DCM Group employees
Number of employees	Increase or decrease compared with previous consolidated fiscal year-end
4,373	170 (increase)

(Note)	The 11,148 period average part-time and temporary workers (calculated with one day equal to eight hours) are not included in the number of employees listed above.

(ii) Company employees
Number of employees	Increase or decrease compared with the previous fiscal year	Average age	Average length of employment
209	50 (increase)	42.0 years	17.4 years

(Note)	Average length of employment includes the length of employment at DCM Kahma Co., Ltd., DCM Daiki Co., Ltd., and DCM Homac Co., Ltd., etc. from which employees are seconded.

(8) Status of major borrowings (As of February 29, 2016)
Lender		Loan balance
	Syndicated loan	31,449	million yen
	Sumitomo Mitsui Banking Corporation	15,892
	Mizuho Bank, Ltd.	10,529
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	10,061
	The Hokkaido Bank, Ltd.	7,455
	The Iyo Bank, Ltd.	5,483

(Note) Syndicated loans are cooperatively funded by a syndicate of financial institutions.

(9) Other material matters regarding the current state of the DCM Group

At the Board of Directors meeting held on April 5, 2016, the Company resolved to consult on an early business alliance and business integration with Keiyo Co., Ltd. with the purpose of drawing out synergies by the formation of a mutually cooperative relationship with Keiyo, and increasing both the Company and Keiyo’s corporate value, to be achieved through ongoing consultative negotiations with a view to future business integration while still stressing the business alliance. And the Company and Keiyo then executed a memorandum of understanding. Furthermore, the details of the consultations toward the business alliance and business integration are as set forth in the consolidated financial statements (notes on material subsequent events).

2. Current status of the Company
(1) Shares (As of February 29, 2016)
(i) Total number of authorized shares: 600,000,000 shares
(ii) Total number of issued shares: 142,055,989 shares
(Note)	The total number of issued shares has increased by 2,247,040 shares through the simplified share exchange with Sanwado Corp. (now DCM Sanwa Co., Ltd.).
(iii) Number of shareholders                  58,004 shareholders
(iv) Major shareholders (top 10 shareholders)

Shareholder name	Size of shareholding	Ratio of shareholding

Limited Liability Company Nisshin Kiko
Tamon Corporation
AEON Co., Ltd.
Yasunori Ishiguro
DCM Holdings employee shareholding association
Kaori Maki
Japan Trustee Services Trust Bank, Ltd. (Trust Account 9)

Japan Trustee Services Trust Bank, Ltd. (Trust Account)
NORTHERN TRUST CO. (AVFC) RE IEDU UCITS CLIENTS NON LENDING 15 PCT TREATY ACCOUNT
Kimiko Maki
	Thousand shares 11,870 6,581 5,876 4,193 4,114 3,723 3,357 3,318 3,099 3,000	% 8.71 4.83 4.31 3.07 3.02 2.73 2.46 2.43 2.27 2.20

(Notes) 1.	The Company holds 5,899,630 treasury shares, but it is excluded from the major shareholders listed above.
2.	The shareholding ratio is calculated after deducting treasury shares

(2) Status of share options
(i)	Status of share options, etc. held by officers: There are no applicable matters.
(ii)	Status of share options, etc. delivered to employees, etc. during the current fiscal year: There are no applicable matters.
(iii)
Status of other share options, etc.: The status of the share options on the last day of the fiscal year for the first series unsecured convertible bond-type bonds with share options with a 120% call option clause issued on December 21, 2015 (convertible bond-type bonds with share options with a special provision restricting security on other bonds to the same priority) is as set forth below.

Total amount of bonds with share options	20 billion yen
Number of share options	20,000
Type of shares that are the object of the share options	Common shares
Number of shares that are the object of the share options (note)	20,703,933 shares
Amount to be paid when share options are exercised	966 yen
Exercise period for share options	February 1, 2016–December 17, 2020

(Note)	Exercising a share option contributes the bond the share option is attached to, and the price of the bond is the same amount as that paid-in amount.

(3) Status of company officers
(i) Status of directors and auditors (As of February 29, 2016)
Position in the Company	Name	Responsibilities/material concurrent positions
Representative Director, President and Executive Officer	Toshihiro Hisada	Merchandising
Director and Vice President Executive Officer	Yasunori Ishiguro
Representative Director, President and Executive Officer of DCM Homac Co., Ltd.
Director and Executive Officer	Yoshiyuki Toyoda	General Affairs and Personnel
Representative Director, President and Executive Officer of DCM Kahma Co., Ltd.
Director and Executive Officer	Masashi Kojima	Corporate Strategy Office
Representative Director, President and Executive Officer of DCM Daiki Co., Ltd.
Director and Executive Officer	Ichiro Sato	Internal Control & Compliance and
Internal Control Office
Director and Executive Officer	Toshimitsu Shimizu	General Affairs and Personnel and General Affairs and Personnel Division
Director of DCM Homac Co., Ltd. (With Executive Status)
Director	Tomochika Iwashita
Director	Michio Masukawa	Representative Director and Chairperson of CRD Association
Standing Auditor	Kiyotaka Kamada	Auditor of Home Center Sanko Co., Ltd.
Auditor	Yoshihiro Maki	External auditor of DCM Kahma Co., Ltd.
Auditor	Masaaki Kondo	Attorney-at-law at Kinki-Godo Law Office
Auditor	Masamichi Kondo	Advisor of Hokkaido Tatemono Co., Ltd.
External auditor of DCM Homac Co., Ltd.

(Notes) 1.	Directors Tomochika Iwashita and Michio Masukawa are external directors.
2.	Auditors Yoshihiro Maki, Masaaki Kondo, and Masamichi Kondo are external auditors.
3.	Standing Auditor Kiyotaka Kamada has been in charge of the Company’s Finance division for many years, and has a considerable degree of knowledge regarding finance and accounting.
4.	Auditor Yoshihiro Maki has been involved with financial institutions for many years, and has a considerable degree of knowledge regarding finance and accounting.
5.	Auditor Masamichi Kondo has been involved with financial institutions for many years, and has a considerable degree of knowledge regarding finance and accounting.
6.
The Company has submitted independent officer notifications to the Tokyo Stock Exchange that name Directors Tomochika Iwashita and Michio Masukawa and Auditors Yoshihiro Maki, Masaaki Kondo, and Masamichi Kondo as external officers.

7.	The Company has introduced an executive officer system with the objective of working to appropriately respond to the changing business environment, to make management more efficient, and to increase the speed of decision-making. The eight executive officers include the following two people in addition to the six aforementioned directors: Mikio Akai (head of the Marketing Division) and Yuta Okuya (head of the Information Systems Division)

(ii) Directors and auditors who left their positions during the fiscal year

Name	Leaving date	Reason for leaving	Position, responsibilities, and material concurrent positions at the time of leaving
Kiyotaka Kamada	May 28, 2015	Resignation	Director and Executive Officer, in charge of finance and head of the Finance Division and Business Strategy Office Auditor of Home Center Sanko Co., Ltd.
Kohei Endo	May 28, 2015	Expiration of term of office	Full-time Auditor

(iii) Total amount of remuneration, etc. of directors and auditors

Category	Number of payees	Paid amount
Directors	9	110 million yen

(of which external directors)	(2)	(14 million yen)
Auditors	5	31 million yen

(of which external auditors)	(3)	(13 million yen)
Total	14	141 million yen

(of which external officers)	(5)	(27 million yen)

(Note) 1.
The amount of remuneration, etc. of directors does not include the employee salaries of directors who also serve as employees. 2. The 2nd Ordinary General Meeting of Shareholders held on May 29, 2008 resolved that the annual maximum amount of director remuneration is 240 million yen (however, not including employee salaries), and that the annual maximum amount of auditor remuneration is 36 million yen.

(iv)	Policy for deciding the amount of officer remuneration, etc. or the calculation method therefor, and decision method

The final amount of officer remuneration is calculated based on fixed remuneration and officer remuneration rules that set forth remuneration proportional to results.

(v)	Matters regarding external officers
a. State of material concurrent positions at other corporations, etc. and relationship between the Company and such other corporations, etc.
・	Director Tomochika Iwashita stepped down from the position of external auditor of Honda Motor Co., Ltd. on June 17, 2015. The Company does not have any special relationship with Honda Motor Co., Ltd.
・	Director Michio Masukawa is the Representative Director and Chairperson of CRD Association. The Company does not have any special relationship with CRD Association.
・	Auditor Yoshihiro Maki is the external auditor of DCM Kahma Co., Ltd., the Company’s consolidated subsidiary.

・
Auditor Masaaki Kondo is an attorney-at-law affiliated with Kinki-Godo Law Office. The Company does not have any special relationship with Kinki-Godo Law Office. He also stepped down from the position of auditor of DCM Daiki Co., Ltd. on May 25, 2015.

・
Auditor Masamichi Kondo is the external auditor of DCM Homac Co., Ltd., the Company’s consolidated subsidiary. He also stepped down from the position of representative director and president of Hokkaido Tatemono Co., Ltd., and was appointed as a consultant at that company, on June 30, 2015. The Company does not have any special relationship with Hokkaido Tatemono Co., Ltd.

b. Major activities in the current fiscal year

Category	Name	Major activities
Director	Tomochika Iwashita
Director Tomochika Iwashita attended all 18 meetings of the Board of Directors held in the current fiscal year, where he made appropriate remarks given his abundant experience as a corporate manager, and offered advice and suggestions to ensure the suitability and propriety of the decision-making of the Board of Directors.

Director	Michio Masukawa
Director Michio Masukawa attended 16 of the 18 meetings of the Board of Directors held in the current fiscal year, where he made appropriate remarks given his abundant experience as an officer of financial institutions, and offered advice and suggestions to ensure the suitability and propriety of the decision-making of the Board of Directors.

Auditor	Yoshihiro Maki
Auditor Yoshihiro Maki attended all 18 meetings of the Board of Directors and all 15 meetings of the Board of Auditors held in the current fiscal year, where he made appropriate remarks given his abundant experience mainly at financial institutions, and offered advice and suggestions to ensure the suitability and propriety of the decision-making of the Board of Directors and Board of Auditors.

Auditor	Masaaki Kondo
Auditor Masaaki Kondo attended 12 of the 18 meetings of the Board of Directors and 14 of the 15 meetings of the Board of Auditors held in the current fiscal year, where he made appropriate remarks given his specialized perspective mainly as an attorney-at-law, and offered advice and suggestions to ensure the suitability and propriety of the decision-making of the Board of Directors and Board of Auditors.

Auditor	Masamichi Kondo
Auditor Masaaki Kondo attended 17 of the 18 meetings of the Board of Directors and 14 of the 15 meetings of the Board of Auditors held in the current fiscal year, where he made appropriate remarks given his abundant experience as a corporate manager, and offered advice and suggestions to ensure the suitability and propriety of the decision-making of the Board of Directors and Board of Auditors.

(Note)
In addition to the meetings of the Board of Directors held as set forth above, one written resolution deemed to have been a resolution of the Board of Directors was made pursuant to the provisions of Article 370 of the Companies Act and the Company’s articles of incorporation.

c.
Outline of details of limited liability agreements: Pursuant to Article 427(1) of the Companies Act, the Company has executed agreements with each external director and each external auditor to limit their liability for compensation of damage set forth in Article 423(1) of the Companies Act. The limited amount of liability for compensation of damage pursuant to those agreements is the minimum amount of liability stipulated by laws and regulations.

(4) Status of financial auditor
(i) Name: Deloitte Touche Tohmatsu LLC
(ii) Amount of remuneration, etc.

Paid amount
Amount of remuneration, etc. as financial auditor pertaining to the current fiscal year	45 million yen
Total amount of money or other economic benefit the Company and subsidiaries must pay to the financial auditor	123 million yen

(Notes) 1.	Deloitte Touche Tohmatsu LLC is also the financial auditor for the Company’s subsidiaries.
2.
Out of the Company’s material subsidiaries, DCM Sanwa Co., Ltd. has been audited by an audit corporation other than the Company’s financial auditor. However, the Company’s financial auditor was appointed as DCM Sanwa Co., Ltd.’s financial auditor during its shareholders’ meeting held during this term.

3.
Under the audit agreement between the Company and the financial auditor, the amount of audit remuneration for audits pursuant to the Companies Act and for audits pursuant to the Financial Instruments and Exchange Act is not clearly separated, and effectively cannot be separated, so the amount of remuneration, etc. as financial auditor pertaining to the current fiscal year states the total amount of both.

4.
The Board of Auditors determined to consent to the amount of remuneration, etc. for the financial auditor after performing the necessary verification of the details of the financial auditor’s audit plan, the status of the financial auditor’s performance of its duties, and whether the basis for calculating the remuneration estimate was appropriate.

(iii)
Details of non-audit services: The Company pays consideration to its financial auditor Deloitte Touche Tohmatsu LLC for financial due diligence and for comfort letter preparation services in conjunction with the issuance of convertible bond-type bonds with share options.

(iv)
Policy for deciding on the dismissal or non-reappointment of accounting auditor: If there is an obstacle to the execution of the duties of the financial auditor, etc., if it deems necessary the Board of Auditors will decide on the details of a proposal on the dismissal or non-reappointment of the financial auditor to be submitted to the shareholders’ meeting. In addition, if the financial auditor is deemed to fall under the items prescribed in Article 340(1) of the Companies Act, the financial auditor will be dismissed based on the unanimous consent of the Board of Auditors. In that event, an auditor appointed by the Board of Auditors will report the dismissal of the financial auditor and the reasons therefor at the first shareholders’ meeting convened after the dismissal.

(v)
Outline of the content of limited liability agreements: Pursuant to the provisions of Article 427(1) of the Companies Act, the Company has executed an agreement with the financial auditor Deloitte Touche Tohmatsu LLC to limit its liability for compensation of damage set forth in Article 423(1) of the Companies Act. The limited amount of liability for compensation of damage pursuant to that agreement is the minimum amount of liability stipulated by laws and regulations.

(5) System to ensure proper business
The Company has set forth a Basic Policy on Building an Internal Control System as set forth below, and it works to ensure the propriety and efficiency of company business and the management of risk.
(Revised on June 10, 2015)
(i) System to ensure that the execution of duties by directors and employees conforms to laws and regulations and the articles of incorporation
The Company has established the following system to ensure that the execution of duties by directors and employees conforms to laws and regulations and the articles of incorporation.
a.
Establish a Compliance Program, stipulate a code of conduct and standards in order for all employees to act in compliance with laws and regulations, etc., and to realize fair and appropriate management through education and guidance.

b.
Install an Internal Controls Committee based on Internal Control Basic Rules with the objective of building an internal control system and improving corporate governance. The Internal Controls Committee will fulfill the function required to smoothly promote internal control activities such as risk management, information security management, compliance, and internal control reporting.

c.
Establish an Internal Reporting System (Anonymous Help Line) with the objective of discovering and remedying acts that violate laws and regulations, etc. This system functions as a restraint against violations of laws and regulations, etc. The General Affairs Division directs and supervises investigations of the reported facts, and if necessary takes appropriate countermeasures upon consultations with the representative director and president.

d.	The Internal Audit Division conducts audits required to increase the appropriateness of compliance and business, and regularly reports to the representative director and president.

(ii) System for the preservation and management of information on directors’ execution of duties: The Company has established the following system for the preservation and management of information on directors’ execution of duties.

a.
Appropriately store, and manage together with related materials, the following material documents and other material information on directors’ execution of duties for the storage period stipulated in laws and regulations and the Document Management Rules.

・Shareholders’ meeting minutes
・Board of Directors meeting minutes
・Minutes of meetings of the Nominating Committee and the Remuneration Committee
・DCM Holdings’ Management Committee meeting minutes
・Circular approval requests
・Written agreements
・Minutes of Disclosure Committee meetings
・Other documents as determined by directors and the Board of Directors

b.	Directors and the Board of Directors always maintain the aforementioned documents in a viewable state.
(iii)	Rules and other systems for managing risk of loss: The Company has established the following rules and other systems for managing the risk of loss.
a.
Pursuant to the provisions of the Risk Management Rules, the Internal Controls Committee exhaustively and comprehensively manages risk for the entire DCM Group, and it carries out instruction, guidance, and education, etc. to hold risk and the occurrence of damage to a minimum.

b. The following are the Company’s measures to increase the effectiveness of risk management.
・Regularly assess the risk to business continuity.
・Perform the risk assessment for each division and Group company.
・Summarize the reported risk assessments at the Internal Controls Committee, report it to the Board of Directors, and receive its approval of the corporate risk.
・The Internal Controls Committee promotes risk management through regular meetings, etc.
(iv)	System to ensure that directors execute their duties efficiently: The Company has established the following system to ensure that directors execute their duties efficiently.
a.	Hold the regular monthly Board of Directors meeting to make decisions on material matters and supervise directors’ execution of business.
b.	Hold monthly DCM Holdings’ Executive Meetings attended by the Company’s directors and the presidents of its subsidiaries to evaluate material matters from multiple standpoints.
c.
Establish standards regarding the division of duties, authority, decision-making, and organizations in the DCM Group, and quickly and efficiently execute business based on a business division in accordance with the Rules on the Division of Duties, and pursuant to the Circular Approval Request Rules and Rules on Official Authority, etc.

(v) System to ensure the propriety of business in the DCM Group formed by the Company and its subsidiaries:
The DCM Group has established the following system to ensure the propriety of business as a corporate group.
a.	Share a Compliance Program to ensure compliance as a corporate group, and create rules and a code of conduct so that actions are taken in compliance with laws and regulations, etc.
b.
Share an Internal Reporting System (Anonymous Help Line) to create a system that discovers and remedies conduct that violates laws and regulations, etc. between group companies, not only within each company.

c.
In order to ensure the reliability of financial reporting, obligate the representative director and president of group companies to submit a “written confirmation” when finalizing consolidated results numbers.

d.	Ensure that transactions between companies that belong to the DCM Group are appropriate in light of laws and regulations, accounting principles, tax law, and social norms.
e.
Hold DCM Holdings’ Executive Meetings attended by the Company’s directors and the presidents of its subsidiaries, installing the representative director and president of the Company as its chairperson, in order to carry out integrated management of DCM Group information and to make business more appropriate.

f.
Establish the Affiliate Management Rules and DCM Holdings Approval Authority Rules, and create a system for subsidiaries to report to the Company in a timely fashion in accordance with those referral standards.

g.	The parent company’s auditors regularly exchange information with subsidiaries’ auditors to ensure the propriety of business of the DCM Group.
h.
In order to effectively achieve the purpose of the DCM Group’s internal control system, the Internal Audit Division reviews and assesses the structure and operational status of internal controls through internal audit activities, and proposes improvement measures therefor to managers and the Board of Directors as necessary.

(vi)	If an auditor has requested that an employee be installed to assist the auditor’s duties, matters regarding such employees and matters regarding the independence of such employees from directors:
When an auditor has requested that an assistant employee be provided, the Company handles that request as follows so that it may be addressed speedily.
a.	The Company assigns an assistant if so requested by an auditor.
b.	The following are the means the Company uses to ensure the assistant’s independence from directors and effectiveness of instructions when performing their business.
・The assistant is transferred upon obtaining the auditor’s consent.
・The assistant’s performance evaluation is decided upon obtaining the auditor’s opinion.
・The auditor gives directions and orders to the assistant.
(vii)	System for directors and employees to report to auditors and other systems for reporting to auditors:
The Company has established the following in regard to matters that directors and employees must report to auditors and in regard to reporting to auditors.
a. Reporting by attending major committees (acquisition of information)
・Attending the Board of Directors meetings and DCM Holdings’ Executive Meetings.
b. System for reporting other than at committees
・
As a general rule, details reported through the DCM Group’s Internal Reporting System (Anonymous Help Line) and details deliberated on at the Disciplinary Committee are reported in accordance with the following standards.

(a) Regular monthly reports, and (b) reports at the time that details are determined to be important
・	Audit results of the DCM Group’s internal audits
・	When facts are discovered that could cause material damage to the DCM Group
c. Reports to auditors are made using reports to standing auditors.

d.
Auditors may directly request required reports, provision of information, or answers from each department as necessary. The employees and responsible directors for each department from which an auditor has requested reports, provision of information, or answers must respond by the deadline at their own responsibility.

e.
Provide, based on the DCM Group’s internal reporting system, that if an officer or employee of the DCM Group or a person who has received a report therefrom has directly or indirectly reported to an auditor, that reporting party is protected, for example by prohibiting disadvantageous treatment of the reporting party because he or she has made a report.

(viii)	System to ensure that auditors conduct audits effectively: The Company has established the following system to ensure that auditors conduct audits effectively.
a.	Hold regular meetings to encourage the representative director and president and the auditors to mutually exchange opinions.
b.
In order for auditors to perform their duties appropriately, directors cooperate so that auditors and the directors, etc. of subsidiaries, etc. can exchange opinions and gather and exchange information appropriately.

c.	If auditors deem it necessary, develop a system to allow cooperation to be obtained from attorneys, certified public accountants, and other external specialists.
d.	The Company bears expenses or obligations pertaining to the execution of duties by auditors, except if they are deemed to be unnecessary for the execution of duties by such auditors.
(ix)	System to ensure the reliability of financial reporting: The Company has established the following system to ensure the reliability of financial reporting.
a.
In order to ensure the reliability of financial reporting and to validly and appropriately submit internal control reports stipulated by the Financial Instruments and Exchange Act, cause the Internal Controls Committee to perform the work required to create and operate an internal control system pursuant to the Internal Control Basic Rules.

b.
In order to ensure the compliance of the internal control system with the Financial Instruments and Exchange Act and other related laws and regulations, etc., continually assess its framework and remedy it as necessary.

c.
In order to ensure the reliability of financial reporting, when producing securities reports and summaries of financial results, etc., obligate the representative director and president of subsidiaries and the Company’s division managers to submit a “written confirmation,” and report the settlement of accounts documents so produced to the representative director and president upon adequate confirmation by the Disclosure Committee.

(x)	System for the exclusion of anti-social forces: The Company has established the following system for the exclusion of anti-social forces.
a.	The DCM Group takes a resolute stance against anti-social forces that threaten social order and safety.
b.	The DCM Group does not have any relationship with anti-social forces, and firmly refuses improper requests, etc.
c.	The DCM Group promotes the development and strengthening of an internal system to exclude anti-social forces.

(6) Implementation status of our “system to ensure proper business”
(i) System to ensure that the execution of duties by directors and employees conforms to laws and regulations and the articles of incorporation
a.
The Company has installed an Internal Controls Committee, whose members include the Company’s division managers, for the smooth operation of internal controls related to compliance, risk management, information security management, Internal Reporting System, and financial reporting.  The Internal Controls Committee has met five times and promoted various internal control activities.

b.
For the purpose of promoting compliance, the Company held “Officer’s Compliance Training” for the officers and/or the management level employees, as well as compliance training programs for all employees.

(ii) System for the preservation and management of information on directors’ execution of duties
a.
The Company preserves and manages information pursuant to its internal rules.  The Internal Controls Committee seeks to promote appropriate preservation and/or management of information based on the reports received from the internal audit office on the results of internal audits related to information security management.

(iii) Rules and other systems for managing risk of loss
a.	The Internal Controls Committee has identified the risks to be addressed, shared information of such risks across departments, and promoted appropriate risk management.
(iv) System to ensure that directors execute their duties efficiently
a.
Our Board of Directors is composed of eight directors (including two external directors), and is also attended by four auditors (including three external auditors).  Meetings of the Board of Directors’ have been held 18 times (a written resolution was passed on one occasion), at which discussion and/or reporting on material matters was conducted.

(v) System to ensure the propriety of business in the DCM Group formed by the Company and its subsidiaries
a.
DCM Holdings’ Executive Meetings, attended by the President of the DCM Group, have been held 12 times, at which discussion and reporting on material matters related to each DCM Group entities or the entire DCM Group was conducted.  In addition, standing auditors of each DCM Group entity met regularly to exchange information regarding audit related matters.

(vi) If an auditor has requested that an employee be installed to assist the auditor’s duties, matters regarding such employees and matters regarding the independence of such employees from directors
a.	The Company assigns an assistant employee to assist auditors to smoothly execute their duties. Such assistant employee performed its duties pursuant to the instructions and orders of the auditors.
(vii) System for directors and employees to report to auditors and other systems for reporting to auditors
a.
Auditors attended primary meetings including the meetings of Board of Directors and the DCM Holdings’ Executive Meeting, the Internal Controls Committee, and the Disclosure Committee, conducted hearings as necessary with relevant departments, and received reports on the execution of duties by directors and employees.

(viii) System to ensure that auditors conduct audits effectively
a.
Auditors regularly held meetings to exchange opinions with the representative director and president, the financial auditor and the internal audit office pursuant to the auditor plan formulated by the Board of Auditors.

(ix) System to ensure the reliability of financial reporting
a.
The Internal Controls Committee promoted smooth and appropriate implementation and/or operation of the evaluation on internal controls.  In addition, the Disclosure Committee has met nine times and discussed the content of the financial statements.

(x) System for the exclusion of anti-social forces
a.
The Company incorporates the provisions on the exclusion of anti-social forces in contracts and rules, etc. and endeavors to raise awareness among all employees on the exclusion of anti-social forces at compliance training programs.

(Note) Amounts truncated to the nearest million yen.

Consolidated Balance Sheet
(From March 1, 2015 to February 29, 2016)

(Unit: million yen)
Item	Amount	Item	Amount
(Assets)
Current assets
Cash and deposits
Notes and accounts receivable – trade
Lease investment assets Securities
Merchandise
Deferred tax assets
Other
Allowance for doubtful accounts
Non-current assets
Tangible non-current assets
Buildings and structures
Land
Leased assets
Construction in progress
Other
Intangible non-current assets
Goodwill
Leasehold right
Software
Other
Investments and other assets
Investment securities
Lease and guarantee deposits
Deferred tax assets
Long-term prepaid expenses
Other
Allowance for doubtful accounts
	114,073 11,473 4,633 2,411 59 87,865 1,669 5,959 (0) 253,579 182,318 83,309 79,209 10,990 1,796 7,011 11,656 1,668 6,300 3,439 247 59,604 10,467 42,835 2,197 2,943 1,233 (72)
(Liabilities)
Current liabilities
Notes and accounts payable – trade
Short-term loans payable
Current portion of bonds
Current portion of long-term loans payable
Lease obligations
Income taxes payable
Provision for bonuses
Provision for point card certificates
Other
Non-current liabilities
Bonds with share options
Long-term loans payable
Lease obligations
Deferred tax liabilities
Deferred tax liabilities for land revaluation
Provision for officer retirement benefits
Net defined benefit liability
Asset retirement obligations
Long-term deposits received
Other
			116,020 42,499 35,570 30 20,139 484 2,460 2,318 546 11,972 87,543 20,000 43,896 12,072 950 159 70 464 1,752 5,063 3,114
		Total liabilities	203,564
		(Net assets)	164,486
		Shareholders’ equity
		Capital stock	10,000
		Capital surplus	44,276
		Retained earnings	115,210
		Treasury shares	(5,001)
		Total accumulated other comprehensive income	(397)
		Valuation difference on available-for-sale securities	1,711
		Deferred gains or losses on hedges	(146)
		Revaluation reserve for land	(1,969)
		Remeasurements of defined benefit plans	6
		Total net assets	164,088
Total assets	367,653	Total liabilities and net assets	367,653

Consolidated Statement of Income
(From March 1, 2015 to February 29, 2016)

 (Unit: million yen)
Item	Amount
Net sales	239	431,584
Cost of sales		296,075
Gross profit on sales		135,509 6,147
Rent income of real estate
Operating gross profit		141,656 123,210
Selling, general and administrative expenses
Operating income		18,446
Non-operating income		896
Interest income
Dividend income	196
Foreign exchange gains	73
Other	386
Non-operating expenses	1,659	1,853
Interest expenses
Commission fee	70
Other	123
Ordinary income	65	17,489
Extraordinary income
Gain on sales of non-current assets
Other	6	72
Extraordinary losses	690	1,233
Loss on sales and retirement of fixed assets
Impairment loss	449
Other	93
Net income before income taxes and minority interests	5,220	16,327
Income tax, inhabitants tax, and enterprise tax
Deferred income tax, etc.	557	5,778
Net income before minority shareholder profit or loss adjustment		10,549
Net income		10,549

Consolidated Statement of Changes in Equity
(From March 1, 2015 to February 29, 2016)

(Unit: million yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury shares	Total shareholders’ equity
Balance at beginning of current period	10,000	41,603	107,515	(2,390)	156,728
Changes of items during current period
Increase due to share exchange		2,673		1,868	4,542
Dividends of surplus			(2,768)		(2,768)
Net income			10,549		10,549
Purchase of treasury shares				(5,002)	(5,002)
Disposal of treasury shares				523	523
Reversal of revaluation reserve for land			60		60
Other			(146)		(146)
Net changes of items other than shareholders’ equity
Total changes of items during current period	—	2,673	7,694	(2,610)	7,758
Balance at end of current period	10,000	44,276	115,210	(5,001)	164,486

	Other Accumulated comprehensive income					Total net assets
	Other Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Revaluation reserve for land	Remeasurements of defined benefit plans	Total amount of accumulated other comprehensive income
Balance at beginning of current period	2,265	6	(1,928)	—	343	157,071
Changes of items during current period
Increase due to share exchange						4,542
Dividends of surplus						(2,768)
Net income						10,549
Purchase of treasury shares						(5,002)
Disposal of treasury shares						523
Reversal of revaluation reserve for land						60
Other						(146)
Net changes of items other than shareholders’ equity	(553)	(153)	(41)	6	(741)	(741)
Total changes of items during current period	(553)	(153)	(41)	6	(741)	7,016
Balance at end of current period	1,711	(146)	(1,969)	6	(397)	164,088

(Notes on important matters as the basis for the preparation of consolidated financial statements)

1. Matters concerning scope of consolidation
(1) Number of consolidated subsidiaries:8 companies
Names of main consolidated subsidiaries:                  DCM Kahma Co., Ltd.
DCM Daiki Co., Ltd.
DCM Homac Co., Ltd.
DCM Sanwa Co., Ltd.
Since DCM Sanwa Co., Ltd. was made a wholly-owned subsidiary from this consolidated accounting period, DCM Sanwa and its two subsidiaries are included within the scope of consolidation. Since the deemed acquisition date is August 31, 2015, this consolidated accounting period consolidates the profit and loss statement from September 1, 2015 to February 29, 2016.
Further, Home Expo Co., Ltd., which was the Company’s consolidated subsidiary, underwent an absorption-type merger by DCM Kahma on March 1, 2015.
(2)	Number of non-consolidated subsidiaries: 7 Companies
Names of main non-consolidated subsidiaries: Kahya Co., Ltd.
Tapas Co., Ltd.

Reason for exclusion from scope of consolidation:
Because each of the non-consolidated subsidiaries are small-scale, and the total assets, sales, current term net profit and loss (amount corresponding to equity interest), and retained earnings (amount corresponding to equity interest) for each company will not have a material effect on the consolidated financial statements.

2. Matters concerning application of equity method
(1) Number of affiliates to which equity method is applied:  No applicable matters.

(2) Number of non-consolidated subsidiaries and affiliates
to which the equity method is not applied:9 companies

Names of main non-                                                        Kahya Co., Ltd.
consolidated subsidiaries to                                         Tapas Co., Ltd.
which the equity method is
not applied:

Names of affiliates to                                                      Arao City Plan K.K.
which the equity                                                              DCM R Co., Ltd.
method is not applied:

Reason for not applying the equity method:
They are excluded from the scope of application of the equity method because, viewed from the point of view of current term net profit and loss (amount corresponding to equity interest) and retained earnings (amount corresponding to equity interest), even if excluded from application of the equity method the effect on the consolidated financial statements will be minor, and also not material.

3.	Matters concerning the consolidated subsidiaries’ fiscal year:
The consolidated subsidiaries’ closing dates correspond to the consolidated closing date.

4. Matters concerning accounting standards

(1) Valuation of material assets
① Securities
(a) Other securities
Shares of non-consolidated
companies and affiliates to
which the equity method
is not applied:	Cost method based on the moving average method.

(b) Other securities
Those with market value:
Market value method based on the market price, etc. on the consolidated closing date (appraised differences are reported as a component of equity, and costs of securities sold are calculated by the moving average method).

Without market value:	Cost method based on the moving average method

② Inventory assets
Merchandise	Primarily lower-of-cost-or-market method based on the sales price refund method
③ Derivatives                                                                      Market value method
(2) Depreciation method for material depreciable assets
① Tangible fixed assets (excluding leased assets):      Fixed rate method

However, by the straight line method for buildings (excluding equipment that is attached to buildings) acquired mainly on or after April 1, 1998. The principal useful life is as follows:
Buildings and structures:                      2 to 60 years
Other:                                                        2 to 20 years
② Intangible fixed assets (excluding leased assets): Fixed rate method
For software that is used by the Company itself, the straight line method is used, based on the forecast usable period of time within the Company (five years)

③ Leased assets	The same method as the depreciation method that is applied to self-owned fixed assets is used for leased assets pertaining to ownership transfer finance lease transactions.

For leased assets pertaining to non-ownership transfer finance lease transactions, the straight line method is used by making the number of years of useful life the lease term and the residual value zero.

However, for non-ownership transfer finance lease transactions that were contracted on or before February 28, 2009, accounting that corresponds to the method pertaining to ordinary lease transactions is used.

④ Long-term prepaid expenses                                        Straight line method

(3) Basis for recording material provisions:
① Allowance for doubtful accounts:
In order to provide for losses due to irrecoverable monetary claims, the Company has included an estimated uncollectible amount using a loan-loss ratio for ordinary claims and by individually reviewing the collectibility of claims that could become irrecoverable and other specific claims.

② Provision for bonuses:	Recorded based on the projected payout amount for appropriation to bonus outlays paid out to employees.
③ Provision for points:	The amount projected as being used in the future is recorded in order to provide for the occurrence of discounts due to the use of points awarded to customers.
④ Provision for officer retirement benefits:	Some of the consolidated subsidiaries record the amount that is required to be paid at the end of the period under internal rules in order to provide for payouts of officer retirement benefits

(4) Method of accounting for retirement benefits
① Period attribution method for projected retirement benefit amounts:
When calculating retirement benefit obligations, certain consolidated subsidiaries use the period straight-line attribution basis for the method for attributing projected retirement benefit amounts to periods up to the relevant consolidated company’s accounting period.
② Method for recording expenses for actuarial gains and losses:
Actuarial gains and losses are recorded as expenses by the straight line method for a set number of years (5 years) within the average remaining number of years of service of employees in each accounting period in which the gains and losses occur and allocated proportionally from the accounting period after each respective gain or loss occurred.
③ Use of simplified method in small-scale enterprises, etc.:

Certain consolidated subsidiaries apply the simplified method that employs the method of making the retirement benefit obligation the amount that would be paid for voluntary retirement at the end of the period pertaining to retirement benefits when calculating liabilities for retirement benefits and retirement benefit costs.

However, the Company and the other consolidated subsidiaries employ a defined contribution system.

 (5) Exchange rate for converting foreign currency-denominated assets and liabilities to yen:
Foreign currency-denominated monetary claims and liabilities are converted to yen at the spot exchange rate for the consolidated closing date, and the translation adjustment is treated as a gain or loss.

(6) Treatment of material hedge accounting:

①Accounting method for hedging:
Deferral hedge accounting is used. However, special treatment is used for interest rate swaps, which satisfy the requirements for special treatment.
②Hedging instruments and hedged items:
Hedging instruments: forward exchange contracts, interest rate swaps
Hedged items: accounts payable - trade, borrowings

③Hedgingpolicy:
Hedging is implemented within the scope of the hedged items in order to diminish exchange rate fluctuation risk. Interest rate swap transactions are used for the purpose of avoiding interest rate fluctuation risk for borrowings, and identification of the hedged item is done in each individual contract.

④ Evaluation method for hedge effectiveness:
Hedge effectiveness is judged by comparing the hedge items with the aggregate of the market fluctuations of the hedge instruments and based on the changes, etc. of both during the period from the start of hedging to the time of the effectiveness evaluation. However, hedge effectiveness evaluations are omitted for interest rate swaps because they satisfy the requirements for special treatment.

(7) Method for amortization of goodwill and negative goodwill, and amortization term:	Amortization of goodwill is done by the straight line method for 1 or 10 years. Further, negative goodwill is amortized for 5 years by the straight line method.

(8) Accounting for consumption tax, etc.:                       The tax exclusion method is used.

(9) Accounting standard for income and expenses: Accounting standard for income pertaining to finance and lease transactions:
By method of recording income and expenses at the time of receipt of lease fees. Further, for sublease transactions, accounting is done by method of recording income only for the interest portion at the time of receipt of lease fees.
However, non-ownership transfer finance lease transactions for which the contract was executed prior to February 28, 2009 are accounted for using a method that corresponds to the method pertaining to ordinary lease transactions.

(Changes in Accounting Policies)
(Application of Practical Solution on Transactions to Deliver the Company's Own Stock to Employees etc. through Trusts)
The Practical Solution on Transactions Delivering the Company's Own Stock to Employees etc. through Trusts (Practical Issue Task Force Report No. 30: March 26, 2015) is being applied from this consolidated accounting period. However, there is no effect on the consolidated financial statements by application of the practical issue task force report since the method that was used heretofore will be continued for accounting pertaining to trust agreements executed prior to the start of the first fiscal year to which that practical issue task force report applies

 (Additional Information)
（Transactions delivering the Company’s own stock to employees, etc. through trusts）
1. Outline of transactions
In conformance with a resolution of the board of directors meeting held on September 30, 2010, the Company introduced the employee incentive plan “Employee Share Holding ESOP Trust” (the “ESOP Trust”), with the purpose of further promoting job performance that is aimed at improving results by increasing awareness of the Company’s performance and share price among the DCM Group employees, as well as striving to improve the Company’s mid- and long-term corporate value, but the trust terminated as of October 20, 2015.
In the plan, the ESOP Trust that was established for the purpose of transferring shares in the Company to the DCM Holdings Employee Shareholding Association (the “Company Shareholding Association”) acquires during a pre-established period the number of the Company shares that is projected to be acquired by the Company Shareholding Association over the trust term (from October 5, 2010 to October 20, 2015), and thereafter sells those shares to the Company Shareholding Association on a fixed date each month.
Accounting for those share acquisitions and dispositions is carried out with the Company and the trust account as one unit, with the Company guaranteeing the obligations of the trust account and from the standpoint of emphasizing economic reality.
Accordingly, the Company shares held by the trust account and the trust account assets and liabilities and costs and income are recorded by being included in the consolidated balance sheet, the consolidated statement of income, and the consolidated statement of changes in equity, and the Company shares held by the ESOP Trust are treated as treasury shares on the consolidated balance sheet.

2. Accounting
Paragraph 20 of the Practical Solution on Transactions to Deliver the Company's Own Stock to Employees etc. through Trusts (Practical Issue Task Force Report No. 30: March 26, 2015) is applied, and with respect to accounting, the method used until now is continued.

3. Matters concerning Company shares held by trust
The book value amount in the trust for the previous consolidated accounting period is 523,000,000 yen, and the number of shares at the end of the period is 1, 284,100 shares. In the current consolidated accounting period, as the trust term has terminated there is no book value and no end-of-period shares in the trust.
The average number of shares during the period was 1,441,087 shares for the previous consolidated accounting period, and for the current consolidated accounting period it is 846,085. The average number of shares during the period is included, after computing per share information, in treasury shares to be deducted.

 (Notes on Consolidated Balance Sheet)

1. Assets provided as security and obligations pertaining to security

(1) Assets provided as security
Cash and deposits	22,000,000 yen
Buildings and structures	784,000,000 yen
Land	3,201,000,000 yen
Total	4,007,000,000 yen

(2) Obligations pertaining to security
Short-term borrowings	900,000,000 yen
Long-term borrowings payable in 1 year	1,458,000,000 yen
Current liabilities and others	3,000,000 yen
Long-term borrowings	1,491,000,000 yen
Total	3,853,000,000 yen
2. Amount of accumulated depreciation on tangible fixed assets	133,351,000,000 yen

3. Out of tangible fixed assets, due to the reduction entry of state subsidies, etc., 633,000,000 yen for buildings and structures, and 13,000,000 for other is deducted from the acquisition cost.

4. Land revaluation (DCM Daiki)

A revaluation of land for business use was conducted in conformance with the Act on Revaluation of Land (Act No. 34 of March 31, 1998), and the amount corresponding to tax on the resulting revaluation difference is posted to the portion for liabilities as a “deferred tax liability for revaluation,” and the amount after this deduction is posted to the portion for net assets as the “land revaluation difference amount.”

Revaluation method

With respect to the relevant land for business use prescribed in Article 2(iv) of the Order for Enforcement of the Act on Revaluation of Land (Cabinet Order No. 119, promulgated on March 31, 1998), calculated using the method of applying a reasonable adjustment to the value calculated by the method established and published by the Commissioner of the National Tax Agency in order to calculate the value of land that becomes the basis for calculating the taxable value for land value tax as provided in Article 16 of the Land Value Tax Act, and with respect to the relevant land for business use prescribed in Article 2(iii), calculated using the method of applying a reasonable adjustment to the value recorded in the land tax ledger set forth in Article 341(x) of the Local Tax Act or the supplemental land tax ledger set forth in Article 341(xi) of that Act.

Date of revaluation: March 31, 2002
Difference between market value of land at the end of the period in which the revaluation took place and the book value after revaluation: (2,025,000,000 yen)
5. Guarantee obligations
Apart from the consolidated companies, the Company has guarantee obligations for loans from the following companies’ financial institutions.
Daiki Funding Corporation	114,000,000 yen
Arao City Plan K.K.	188,000,000 yen
Kahya Co., Ltd.	71,000,000 yen
Suzuki Jihan Aomori Co., Ltd.	3,000,000 yen

(Notes on Consolidated Statement of Income)
Impairment loss
As the smallest cash-generating unit, the DCM Group stores and lease properties, etc. as the smallest unit, and idle assets are also grouped as their own asset unit.
With respect to stores, an impairment loss is recognized, the respective book values are reduced to the recoverable value, and that decreased amount is recorded as the impairment loss for the case in which a decision is made to close a store due to the relocation, etc. of stores in an asset group and dominant area strategy that has continued negative profit and loss generated from business activities.
(1) Hokkaido, Tohoku, Kanto areas (DCM Homac Co., Ltd.)
Use	Stores (9 stores)
Type	Buildings and structures, other
Impairment loss	Buildings and structures	167,000,000 yen
	Other	6,000,000 yen
	Total	174,000,000 yen

(2) Chubu, Hokuriku areas (DCM Kahma Co., Ltd.)
Use	Store (1 store), Other (1 location)
Type	Land, buildings and structures
Impairment loss	Land	55,000,000 yen
	Buildings and structures	62,000,000 yen
	Total	118,000,000 yen

(3) Shikoku, Kinki, Chugoku, Kyushu areas (DCM Daiki Co., Ltd.)
Use	Stores (5 stores), Other (1 location)
Type	Land, buildings and structures, other
Impairment loss	Land	31,000,000 yen
	Buildings and structures	60,000,000 yen
	Other	65,000,000 yen
	Total	156,000,000 yen

For stores, the recoverable value is the use value or the net sale value.

The use value is calculated by discounting future cash flow by 5%, and net sale value is calculated and appraised based on the appraisal amount that can be concluded to appropriately reflect the market value, such as roadside land prices for tax assessment purposes and tax assessment amounts for fixed assets, etc.

(Notes on consolidated statements of changes in equity)
1. Items concerning classes and total amounts of issued shares and classes and number of shares of treasury shares
	Number of shares at beginning of consolidated accounting period	Increase in number of shares in consolidated accounting period	Decrease in number of shares in consolidated accounting period	Number of shares at end of consolidated accounting period
Issued shares
Common shares (Note 1)	139,808,000 shares	2,247,000 shares	－	142,055,000 shares
Total	139,808,000 shares	2,247,000 shares	－	142,055,000 shares
Treasury shares
Common shares (Notes 2, 3)	3,787,000 shares	5,901,000 shares	3,788,000 shares	5,899,000 shares
Total	3,787,000 shares	5,901,000 shares	3,788,000 shares	5,899,000 shares
Notes: 1. The increase by 2,247,000 shares in the number of issued common shares is due to the issue of new shares pursuant to the share exchange with DCM Sanwa Co., Ltd.

2. The increase by 5,901,000 shares in the number of common shares that are treasury shares is due to an increase of 5,898,000 shares due to an acquisition of treasury shares pursuant to a board of directors’ resolution and the purchase of 3,000 shares of shares that are less than one unit.

3. The decrease by 3,788,000 shares in the number of common shares that are treasury shares is due to the payout of 2,504,000 shares in connection with the share exchange with DCM Sanwa Co., Ltd., the share transfer of 128,000 shares from the ESOP Trust Account to the Company Shareholding Association, and the sale of 1,155,000 shares in conjunction with the termination of the ESOP Trust.

2. Items concerning dividends
(1) Paid dividend amounts
Resolution	Class of share	Total dividend amount	Dividend amount per share	Record date	Effective date
May 28, 2015 ordinary general meeting of shareholders	Common shares	1,360,000,000 yen	10 yen	Feb. 28, 2015	May 29, 2015
Note: The total dividend amount does not include a dividend of 12,000,000 yen on treasury shares held by the ESOP Trust account.

Resolution	Class of share	Total dividend amount	Dividend amount per share	Record date	Effective date
Sept. 28, 2015 board of directors’ meeting	Common shares	1,408,000,000 yen	10 yen	Aug. 31, 2015	Nov. 4, 2015
Note: The total dividend amount does not include a dividend of 11,000,000 yen on treasury shares held by the ESOP Trust account.

(2) Dividends for which the record date falls in this consolidated accounting period, but the effective date of the dividend will be in the next consolidated accounting period.
Planned resolution	Class of share	Dividend source	Total dividend amount	Dividend amount per share	Record date	Effective date
May 27, 2016 ordinary general meeting of shareholders	Common shares	Retained earnings	1,497,000,000 yen	11 yen	Feb. 29, 2016	May 30, 2016

(Notes on financial instruments)
1. Items concerning the status of financial instruments
The DCM Group limits its fund management to short-term deposits, etc., and funds are raised through borrowing from banks and other financial institutions.
The Company endeavors to reduce credit risk by carrying out payment management and balance management separately for each customer for notes receivable and accounts receivable and for lease investment assets.
The Company endeavors to reduce issuer credit risk with respect to securities and investment securities by regularly ascertaining the market value and the issuer’s financial status.
Security deposits and guarantee deposits mainly are deposited with lessors for lease agreements pertaining to store openings, and the Company endeavors to reduce credit risk by regularly ascertaining parties from which recovery is doubtful due to deterioration, etc. of the counterparty’s financial status.
Negotiable instruments payable and accounts payable, and income taxes payable, etc. have due dates within one year. Out of loans, short term loans are mainly for raising funds pertaining to operational transactions, and bonds with share options, long-term loans, and lease obligations pertaining to finance and lease transactions are mainly for raising funds pertaining to capital investments, and their redemption date is at most 19 years after the account closing date.
The Company’s policy is to use derivatives to avoid foreign exchange rate fluctuation risk and loan interest fluctuation risk, and not to carry out speculative transactions.

2. Items concerning market value, etc. of financial instruments
The amounts recorded on the consolidated balance sheet on February 29, 2016, the market value, and the differences between them are as set forth below. However, the following table does not include financial instruments for which it is extremely difficult to grasp market value.
(Unit: millions of yen)
	Amount recorded on consolidated balance sheet	Market value	Difference
(1) Cash and deposits	11,473	11,473	－
(2) Notes receivable and accounts receivable	4,633	4,633	－
(3) Lease investment assets	2,411	2,411	－
(4) Securities and investment securities	8,798	8,798	－
(5) Security deposits and guarantee deposits	l42,835	42,503	331
Assets total	70,152	69,821	331
(1) Negotiable instruments and accounts payable	42,499	42,499	－
(2) Short-term loans	35,570	35,570	－
(3) Income taxes payable, etc.	2,460	2,460	－
(4) Bonds with share options	20,000	21,800	(1,800)
(5) Long-term loans (*1)	64,035	64,274	(239)
(6) Lease obligations	12,557	12,557	－
Liabilities total	177,123	179,162	(2,039)
Derivatives (*2) Those to which hedge accounting applies	（218）	（218）	－
*1. Including long-term loans to be repaid within one year.
*2. Net claims and obligations generated by derivative transactions are shown by net amount, and if in net it will be an obligation, it is shown in parentheses.

Note: 1. Items concerning the calculation method for market value of financial instruments and concerning securities and derivatives transactions

Assets:
(1)	Cash and deposits and (2) notes receivable and accounts receivable
Book values are used because these all are settled within a short period and market values and book values are almost identical.
(3) Lease investment assets
Book values are used because lease investment asset market values and book values are almost identical.
(4) Securities and investment securities
The market value of securities and investment securities is assessed using exchange pricing.
(5) Security deposits and guarantee deposits
The market value of security deposits and guarantee deposits is assessed using the present value of future cash flow discounted using an appropriate index such as the yield of government bonds.
Liabilities:
(1) Negotiable instruments and accounts payable, (2) short-term loans, (3) income taxes payable, etc.
Book values are used because these all are settled within a short period and market values and book values are almost identical.
(4) The market value of bonds with share options is assessed using exchange pricing.
(5) Long-term loans
Since floating interest rates for long-term loans reflect market interest rates within a short period, book values are used because market value and book value are thought to be similar. The market value for fixed rate long-term loans is assessed using the current value that is discounted at the rate assumed if the total amount of the principal and interest were to be newly borrowed in the same way.
(6) Lease obligations
The market value of lease obligations uses the book value thereof because book values are almost identical.
Derivative transactions:
①  Those to which hedge accounting does not apply:                                                                                     n/a
②  Those to which hedge accounting is applied: The contract amount on the consolidated closing date for each hedge accounting method or the amount corresponding to principal that is stipulated in the contract is as follows.

(Currency-related)                                                                                                                                           (Unit: millions of yen)
Hedge accounting method	Type, etc. of derivative transaction	Main object of hedge	Contract amount, etc.	Contract amounts in excess of one year	Market value
In principle method	Forward exchange transactions Long positions US dollar	Accounts payable	3,679	－	(218)

Note: Assessment method for market price: assessed based on the value, etc. indicated by the counterparty financial institution

 (Interest-related)                                                                                                                                               (Unit: millions of yen)
Hedge accounting method	Type, etc. of derivative transaction	Main object	Contract amount, etc.	Contract amounts in excess of one year	Market value
Special treatment for interest rate swaps	Interest rate swap transaction Received/floating and paid/fixed	Long-term loans	1,500	1,500	(Note)

Note: Since those that are governed by special treatment for interest rate swaps are treated as one with the long-term loans that are subject to hedging, the market value thereof is stated as including the market value of the relevant long-term loans.

Note: 2. Financial instruments for which ascertaining market value is found to be extremely difficult.
(Unit: millions of yen)
Classification	Amount recorded on consolidated balance sheet
Unlisted shares	1,138
Other	590
These are not included in (4) Securities and investment securities because there is no market price and ascertaining the market value is found to be extremely difficult.

(Notes on per-share information)
1. Net asset amount per share:                                                          1,205.15 yen
2. Net income per share:	75.83 yen

Because the Company shares that were held in the employee shareholding ESOP Trust account are treated as treasury shares, the consolidated accounting period average number of shares outstanding during the period is calculated by deducting the number of those shares.

(Notes on material subsequent events)
At the board of directors meeting held on April 5, 2016, the Company agreed to carry out a business alliance (the “Alliance”) with Keiyo Co., Ltd. (“Keiyo”) and to hold discussions towards a future business integration (the “Business Integration”), and the Company executed a memorandum of understanding.
1. Background to and purpose of the Alliance and start of discussions towards integration
 The business environment in the retail industry remains severe, with individual consumption trends having become more difficult to read due to the weak yen putting upward pricing pressure on imported materials and commodities, with consumers cutting back on spending and the like, and with sales competition that crosses over business sectors. The home center industry in which both companies are engaged also is in a state of fierce competition, with further increases in store size and store numbers due to aggressive store openings by leading players.
In this situation in which there is a fiercely competitive environment that crosses over business sectors, both companies have sought partner companies that can share their respective corporate ideals in order to quickly respond to the needs of customers that differ depending on the local area. As a result of repeated discussions and negotiations centering on a business alliance, but also keeping in view a future business integration, we have agreed to an early business alliance and to carrying out discussions towards business integration with the purpose of raising the corporate value of Keiyo and the DCM Group by bringing out synergies through the formation of a relationship of mutual cooperation. Henceforth, by maximally employing the management resources and know-how concerning product and store development, etc. that both companies have cultivated to date, we will aim to build stores that will receive even greater support from each company’s local customers. Further, Keiyo and the DCM Group will strive for further growth by realizing various synergies such as cost reductions due to purchasing structure reorganizations that make the most of economies of scale.

2. Details of the Alliance
① Purchasing, sales promotions, distribution system
We will build a more efficient management system through markup reform that puts to use economies of scale by introducing goods that are common to both companies, by augmenting the effectiveness of sales promotions through national expansion, and by improving our logistics network.

② Product development
We will develop products that meet customer and local needs and advance the creation of stores that draw support from each company’s customers even more than before by mutually making use of the private brand development know-how that both companies have cultivated.
③ Store development
We will aim for more efficient and agile store openings and store operations by integrating companies’ store development functions and know-how involving store management and operations, etc.

3. Beginning Business Integration discussions
Premised on a business integration by way of a share exchange that makes the Company the wholly-owning parent company as a result and Keiyo the wholly-owned subsidiary as a result, after establishing an Integration Study Committee headed jointly by the representatives of both companies, the Company and Keiyo will proceed with discussions about the details of the integration with the aim of executing an agreement concerning the Business Integration by the end of April 2017.

4. Future outlook
 The effect, etc. on business outlook and performance due to the Business Alliance and the commencement of discussions for the Business Integration is undetermined.

～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～
Note: Amounts of less than one million yen are rounded down.

Balance Sheet
(As of February 29, 2016)

Unit: million yen)

Item	Amount	Item	Amount
(Assets)
Current assets
Cash and deposits
Accounts receivable - trade
Merchandise
Advance payments
Prepaid expenses
Deferred tax assets
Short-term loans
Income taxes receivable, etc.
Other
Non-current assets
Tangible non-current assets
Buildings
Tools, furniture, and fixtures
Construction in progress
Intangible non-current assets
Trademarks
Software
Other
Investments and other assets
Investment securities
Affiliate shares
Affiliate long-term loans
Long-term prepaid expenses
Deferred tax assets
Security deposits
Other
	71,241 828 31,075 5,585 11 178 138 30,855 1,092 1,475 194,547 662 67 533 62 2,361 42 2,319 0 191,522 39 137,843 53,374 23 125 107 7
(Liabilities)
Current liabilities
Accounts payable-trade
Current portion of long-term loans payable
Amounts payable
Income taxes payable
Deposits received
Other
Non-current liabilities
Bonds with share options
Long-term loans payable
Other
			58,817 38,265 18,219 1,996 32 3 299 61,697 20,000 41,688 8
		Total liabilities	120,514
		(Net assets)	145,420
		Shareholders’ equity
		Capital stock	10,000
		Capital surplus	121,461
		Capital reserves	120,935
		Other capital surplus	525
		Retained earnings	18,960
		Other retained earnings	18,960
		Retained earnings brought forward	18,960
		Treasury shares	(5,001)
		Valuation and translation adjustments	(146)
		Deferred gains or losses on hedges	(146)
		Total net assets	145,273
Total assets	265,788	Total liabilities and net assets	265,788

Statement of Income
(From March 1, 2015 to February 29, 2016)

(Unit: million yen)

Item	Amount
Operating revenue		37,343
Merchandise sales
Cost of merchandise sales		33,862
Gross profit on sales		3,480
Dividend income		5,332
Management fee income		6,622
Other		7
Operating gross profit		15,444 9,832
Selling, general and administrative expenses
Operating income	321	5,611
Non-operating income
Interest income
Commission fee income	4
Foreign exchange gains	75
Other	45	447
Non-operating expenses	315	392
Interest expenses
Commission fee	69
Other	7
Ordinary income	5	5,666
Extraordinary losses
Loss on retiring fixed assets
Loss on terminating lease agreements	2	8
Net income before taxes	6	5,657
Income tax, inhabitants tax, and enterprise tax
Deferred income tax, etc.	(191)	(184)
Net income		5,842

Statement of Changes in Equity
(From March 1, 2015 to February 29, 2016)

(Unit: million yen)

	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings		Treasury stock	Total shareholders’ equity
		Capital reserves	Other capital surplus surplus	Capital surplus total	Other retained	Retained earnings total
					earnings
					Retained earnings brought forward

Balance at beginning of current period	10,000	118,787	—	118,787	16,033	16,033	(2,390)	142,430
Changes of items during current period
Increase due to share exchange		2,148	525	2,673			1,868	4,542
Dividends of surplus					(2,768)	(2,768)		(2,768)
Net income					5,842	5,842		5,842
Acquisition of treasury stock							(5,002)	(5,002)
Disposal of treasury shares							523	523
Other					(146)	(146)		(146)
Net changes of items other than shareholders’ equity
Total changes of items during the current period	—	2,148	525	2,673	2,927	2,927	(2,610)	2,990
Balance at end of current period	10,000	120,935	525	121,461	18,960	18,960	(5,001)	145,420

	Valuation and translation adjustments		Net assets total
	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance at beginning of current period	6	6	142,436
Changes of items during current period
Increase due to share exchange			4,542
Dividends of surplus			(2,768)
Net income			5,842
Acquisition of treasury stock			(5,002)
Disposal of treasury shares			523
Other			(146)
Net changes of items other than shareholders’ equity	(153)	(153)	(153)
Total changes of items during the current period	(153)	(153)	2,837
Balance at end of current period	(146)	(146)	145,273

(Notes on matters pertaining to material accounting policies)
1. Asset valuation standards and valuation methods
(1) Securities
(i) Subsidiary shares and affiliate shares: (ii) Other securities with no market value:	Cost method based on the moving average method Cost method based on the moving average method

(2)	Inventory assets
Merchandise:	Cost method based on the specific identification method (the balance sheet value is calculated using the write-down method based on decreased profitability)

(3) Derivatives
Derivatives:	Market value method

2. Depreciation method forfixed assets
(1) Tangible fixed assets:
Declining balance depreciation method
However, by the straight line method for buildings (excluding equipment that is attached to buildings) acquired mainly on or after April 1, 1998. The principal useful life is as follows:
Buildings:                                            3–22 years
Tools, furniture, and fixtures:           3–20 years

(2) Intangible fixed assets:	Straight-line method; furthermore, the Company employs the straight-line method for software based on the (five year) usable period it estimates internally.

(3) Long-term prepaid expenses:	Straight-line method

3. Standards for recording provisions
Allowance for doubtful accounts:
In order to provide for losses due to irrecoverable monetary claims, the Company has included an estimated uncollectible amount using a loan-loss ratio for ordinary claims and by individually reviewing the collectibility of claims that could become irrecoverable and other specific claims.

4.	Standards for translating foreign currency-denominated assets orliabilities into Japanese currency	Foreign currency-denominated monetary claims and obligations are translated into yen using spot exchange rates on the last day of the fiscal year, and the translation adjustment is treated as a gain or loss.

5. Treatment of material hedge accounting

Foreign currency-denominated monetary claims and obligations are translated into yen using spot exchange rates on the last day of the fiscal year, and the translation adjustment is treated as a gain or loss.

(1) Method of hedge accounting:	Deferral hedge accounting is used. However, special treatment is used for interest rate swaps, which satisfy the requirements for special treatment.

(2) Hedging instruments and hedged items:	Hedging instruments: forward exchange contracts, interest rate swaps Hedged items: accounts payable - trade, borrowings

(3) Hedging policy:
Hedging is implemented within the scope of the hedged items in order to diminish exchange rate fluctuation risk. Interest rate swap transactions are used for the purpose of avoiding interest rate fluctuation risk for borrowings, and identification of the hedged item is done in each individual contract.

(4) Evaluation method for hedge effectiveness:
Hedge effectiveness is judged by comparing the hedge items with the aggregate of the market fluctuations of the hedge instruments and based on the changes, etc. of both during the period from the start of hedging to the time of the effectiveness evaluation. However, hedge effectiveness evaluations are omitted for interest rate swaps because they satisfy the requirements for special treatment.

6. Accounting for consumption tax, etc.:	The Company employs the tax exclusion method.

(Changes in accounting policies)
(Application of a practical solution on transactions to deliver the Company’s own stock to employees, etc. through trusts)
“Practical Solution on Transactions to Deliver the Company’s Own Stock to Employees, etc. through Trusts” (Practical Issue Task Force Report No. 30, March 26, 2015) applies from the current fiscal year. Furthermore, because previously employed methods will continue in regard to accounting for trust agreements executed before the beginning of the first fiscal year to which the Practical Issue Task Force (PITF) applies, the application of the PITF will not impact the financial statements.

(Additional information)
(Transactions to deliver the Company’s own stock to employees, etc. through trusts)

1. Outline of transactions
In conformance with a resolution of the board of directors meeting held on September 30, 2010, the Company introduced the employee incentive plan “Employee Share Holding ESOP Trust” (the “ESOP Trust”), with the purpose of further promoting job performance that is aimed at improving results by increasing awareness of the Company’s performance and share price among the DCM Group employees, as well as striving to improve the Company’s mid- and long-term corporate value, but the trust terminated as of October 20, 2015.
In the plan, the ESOP Trust that was established for the purpose of transferring shares in the Company to the DCM Holdings Employee Shareholding Association (the “Company Shareholding Association”) acquires during a pre-established period the number of the Company shares that is projected to be acquired by the Company Shareholding Association over the trust term (from October 5, 2010 to October 20, 2015), and thereafter sells those shares to the Company Shareholding Association on a fixed date each month.
Accounting for those share acquisitions and dispositions is carried out with the Company and the trust account as one unit, with the Company guaranteeing the obligations of the trust account and from the standpoint of emphasizing economic reality.
Accordingly, the Company shares held by the trust account and the trust account assets and liabilities and costs and income are reported on the balance sheet, statement of income, and statement of changes in equity, and the Company’s shares owned by the ESOP Trust are treated as treasury shares on the balance sheet.

2. Accounting
Paragraph 20 of the Practical Solution on Transactions to Deliver the Company's Own Stock to Employees etc. through Trusts (Practical Issue Task Force Report No. 30: March 26, 2015) is applied, and with respect to accounting, the method used until now is continued.

3. Matters concerning Company shares held by trust
The book value amount in the trust for the previous fiscal year is 523,000,000 yen, and the number of shares at the end of the term is 1,284,100 shares. In the current fiscal year, as the trust term has terminated there is no book value and no end-of-term shares in the trust.

The average number of shares during the term was 1,441,087 shares for the previous fiscal year, and for the current fiscal year it is 846,085. The average number of shares during the term is included, after computing per share information, in treasury shares to be deducted.

(Notes on the balance sheet)
1. Accumulated amount of depreciation of tangible fixed assets:   1,136 million yen

2. Monetary claims and monetary obligations with respect to affiliates
Short-term monetary claims:	62,128 million yen
Short-term monetary obligations:	321 million yen

3. Long-term monetary obligations with respect to directors and auditors:      8 million yen

(Notes on the statement of income) Turnover with affiliates
Turnover from business transactions
Merchandise sales:	36,361 million yen
Dividend income:	5,332 million yen
Management fee income:	6,662 million yen
Turnover from transactions other than business transactions
Interest income:	319 million yen
Commission fee income:	4 million yen

(Notes on the statement of changes in equity)
Matters regarding class and number of treasury shares
	Number of shares at beginning of the fiscal year	Increase in number of shares during the fiscal year	Reduction in number of shares during the fiscal year	Number of shares at end of the fiscal year
Treasury shares
Common shares (Note) 1, 2	3,787,000 shares	5,901,000 shares	3,788,000 shares	5,899,000 shares
Total	3,787,000 shares	5,901,000 shares	3,788,000 shares	5,899,000 shares

(Notes)	1.
The increase by 5,901,000 shares in the number of common shares that are treasury shares is due to an increase of 5,898,000 shares due to an acquisition of treasury shares pursuant to a board of directors’ resolution and the purchase of 3,000 shares of shares that are less than one unit.

2.
The decrease by 3,788,000 shares in the number of common shares that are treasury shares is due to the payout of 2,504,000 shares in connection with the share exchange with DCM Sanwa Co., Ltd., the share transfer of 128,000 shares from the ESOP Trust Account to the Company Shareholding Association, and the sale of 1,155,000 shares in conjunction with the termination of the ESOP Trust.

(Notes on transactions with related parties)

Type	Name of company, etc.	Location	Capital stock or contribution (million yen)	Details of business	Ratio of holding (not holding) of voting rights, etc.	Relationship with related party		Details of transaction	Transaction amount (million yen)	Item	Closing balance (million yen)
Subsidiary	DCM Kahma Co., Ltd.	Kariya-shi, Aichi	6,001	Home center business	100.0%	Concurrent appointment of officer	Merchandise sales ・Management and fund lending	Merchandise sales (*1)	84,270	Accounts receivable - trade	10,712
								Receipt of management fee income (*2)	2,092	—	—
								Fund lending (*3) (*4)	17,000	Short-term loans	9,689
										Affiliate Long-term loans	18,856
								Receipt of interest (*4)	120	Other	0
								Receipt of commissions (*5)	1	—	—
Subsidiary	DCM Daiki Co., Ltd.	Matsuyama-shi, Ehime	7,058	Home center business	100.0%	Concurrent appointment of officer	Merchandise sales ・ Management and fund lending	Merchandise sales (*1)	56,966	Accounts receivable - trade	6,779
								Receipt of management fee income (*2)	1,608	—	—
								Fund lending (*3) (*4)	15,800	Short-term loans	7,788
										Affiliated company long-term loans	11,437
								Receipt of interest (*4)	69	Other	0
								Receipt of commissions (*5)	0	—	—
Subsidiary	DCM HomacCo.,Ltd.	Sapporo-shi, Hokkaido	10,981	Home center business	100.0%	Concurrent appointment of officer	Merchandise sales ・ Management and fund lending	Merchandise sales (*1)	115,266	Accounts receivable - trade	13,379
								Receipt of management fee income (*2)	2,909	—	—
								Fund lending (*3) (*4)	39,000	Short-term loans	13,193
										Affiliated company long-term loans	22,496
								Receipt of interest (*4)	128	Other	0
								Receipt of commissions (*5)	1	—	—

(Notes) 1. Out of the aforementioned amounts, consumption tax, etc. is not included in the transaction amount or the closing balance.

2. Transaction terms and policy, etc. for deciding transaction terms

*1 The sale price for merchandise sales to DCM Kahma Co., Ltd., DCM Daiki Co., Ltd., and DCM Homac Co., Ltd. is decided based on a merchandise transaction master agreement, etc., and the transaction amount stated is the total amount. Furthermore, depending on the transaction terms, the total amount or the net amount is displayed in the statement of income.

*2 Management fees with DCM Kahma Co., Ltd., DCM Daiki Co., Ltd., and DCM Homac Co., Ltd. are decided in consideration of the amount of management expenses and other actual expenses incurred by the Company.

*3 Fund lending to DCM Kahma Co., Ltd., DCM Daiki Co., Ltd., and DCM Homac Co., Ltd. includes both short-term fund management between consolidated companies, and long-term loans for capital expenditure at each company. The transaction amount simply adds the loaned amounts during the term. Furthermore, the loan interest rate is reasonably decided in consideration of market interest rates.

 *4 The long-term loan balance of funds lent to DCM Kahma Co., Ltd., DCM Daiki Co., Ltd., and    DCM Homac Co., Ltd. includes loans for capital expenditure at each company. In addition, the short-term loan balance includes long-term loans planned to be collected within one year. Furthermore, the loan interest rate is reasonably decided in consideration of market interest rates.

*5 Long-term loans to DCM Kahma Co., Ltd., DCM Daiki Co., Ltd., and DCM Homac Co., Ltd. are claimed as the amount equal to commission fees and other actual expenses paid to financial institutions when the Company raises funds through syndicated loans.

 (Notes on tax-effect accounting)

1. Breakdown of deferred tax assets and deferred tax liabilities by main cause of occurrence

Deferred tax assets
Unpaid business tax, etc.:	8 million yen
Losses carried forward:	180 million yen
Deferred gains or losses on hedges:	72 million yen
Other:	5 million yen
Deferred tax assets subtotal:	266 million yen
Valuation allowance:	(2 million yen)
Deferred tax assets total:	263 million yen

2. Breakdown of major items that were causes of difference between the effective statutory tax rate and the income tax, etc. rate borne after applying tax effect accounting

Effective statutory tax rate:	35.6%
(Adjustments)
Entertainment expenses and other items permanently not included in losses:	0.7%
Dividend income and other items permanently not included in profits:	(33.4%)
ESOP trust distribution included in taxable loss:	(6.5%)
Other:	(0.3%)
Income tax, etc. rate borne after applying tax effect accounting:	(3.3%)

(Notes on per-share information)
1.	Net asset amount per share: 1,066.96 yen
2.	Net income per share: 41.99 yen

Because the Company’s shares that were owned by the employee shareholder ESOP trust account are accounted for as treasury shares, the average number of shares during the term for the current fiscal year is calculated upon deducting the number of such shares.

(Notes on material subsequent events)
This is omitted from the notes because the consolidated financial statements (notes on material subsequent events) sets forth the same details.

～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～
 (Note) Amounts of less than one million yen are rounded down.

Financial Auditor Report on Consolidated Financial Statements

Audit Report of the Independent Auditor April 6, 2016
DCM Holdings Co., Ltd. To: Board of Directors
Deloitte Touche Tohmatsu LLC
Designated Audit Partner	Certified public accountant	Yoshiyuki Higuchi [seal]
Designated Audit Partner	Certified public accountant	Kazunari Todoroki [seal]

Pursuant to the provisions of Article 444(4) of the Companies Act, we have audited DCM Holdings Co., Ltd.’s consolidated financial statements for the consolidated fiscal year from March 1, 2015 to February 29, 2016, namely the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity, and the material matters and other notes that were the basis for preparing the consolidated financial statements.

Responsibility of managers for the consolidated financial statements
Managers are responsible for preparing and appropriately representing consolidated financial statements in compliance with corporate accounting standards that are generally accepted in Japan. This includes developing and operating internal controls that managers judge to be necessary to prepare and appropriately present consolidated financial statements that are free from material misrepresentation due to misconduct or error.

Responsibility of auditors
Our responsibility is to express an opinion on the consolidated financial statements from an independent position based on the audit we have performed. We conducted our audit in compliance with audit standards that are generally accepted in Japan. These audit standards require that we formulate an audit plan, and then perform the audit based on that audit plan, in order to obtain reasonable assurance regarding whether the consolidated financial statements are free from material misrepresentations.

During the audit, procedures are carried out to obtain audit evidence regarding amounts and disclosures in the consolidated financial statements. Audit procedures are selected and applied at our discretion based on an assessment of the risk of material misrepresentations in the consolidated financial statements due to misconduct or error. The purpose of the audit is not to express an opinion regarding the validity of internal controls. However, we examine internal controls in relation to the preparation and appropriate representation of consolidated financial statements when we perform the risk assessment in order to draft appropriate audit procedures in response to conditions. In addition, the audit includes an examination of overall presentation of the consolidated financial statements, including accounting policies adopted by managers and the method of their application, and an assessment of estimates made by managers.
We have determined that it obtained sufficient and appropriate audit evidence to form the basis to express an opinion.

Audit opinion
We find that the aforementioned consolidated financial statements appropriately represent, in all material respects, the assets, profit and loss of the corporate group comprising DCM Holdings Co., Ltd. and its consolidated subsidiaries during the period pertaining to the consolidated financial statements in compliance with corporate accounting standards that are generally accepted in Japan.

Conflict of Interests
There are no interests between our firm or its managing partners and DCM Holdings Co., Ltd. that must be stated in accordance with the provisions of the Certified Public Accountants Act.
End

Financial Auditor Report on Financial Statements

Audit Report of the Independent Auditor April 6, 2016 DCM Holdings Co., Ltd. To: Board of Directors
Deloitte Touche Tohmatsu LLC
Designated Audit Partner	Certified public accountant	Yoshiyuki Higuchi [seal]
Designated Audit Partner	Certified public accountant	Kazunari Todoroki [seal]

Pursuant to the provisions of Article 444(4) of the Companies Act, we have audited DCM Holdings Co., Ltd.’s consolidated financial statements for the consolidated fiscal year from March 1, 2015 to February 29, 2016, namely the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity, and the material matters and other notes that were the basis for preparing the consolidated financial statements.

Responsibility of managers for the consolidated financial statements
Managers are responsible for preparing and appropriately representing consolidated financial statements in compliance with corporate accounting standards that are generally accepted in Japan. This includes developing and operating internal controls that managers judge to be necessary to prepare and appropriately present consolidated financial statements that are free from material misrepresentation due to misconduct or error.

Responsibility of auditors
Our responsibility is to express an opinion on the consolidated financial statements from an independent position based on the audit we have performed. We conducted our audit in compliance with audit standards that are generally accepted in Japan. These audit standards require that we formulate an audit plan, and then perform the audit based on that audit plan, in order to obtain reasonable assurance regarding whether the consolidated financial statements are free from material misrepresentations.

During the audit, procedures are carried out to obtain audit evidence regarding amounts and disclosures in the financial statements and their annexed detailed statements. audit procedures are selected and applied at our discretion based on an assessment of the risk of material misrepresentations in the financial statements and their annexed detailed statements due to misconduct or error. The purpose of the audit is not to express an opinion regarding the validity of internal controls. However, we examine internal controls in relation to the preparation and appropriate representation of financial statements and their annexed detailed statements when it performs the risk assessment in order to draft appropriate audit procedures in response to conditions. In addition, the audit includes an examination of overall presentation of the financial statements and their annexed detailed statements, including accounting policies adopted by managers and the method of their application, and an assessment of estimates made by managers.
We have determined that it obtained sufficient and appropriate audit evidence to form the basis to express its opinion.

Audit opinion
We find that the aforementioned financial statements and their annexed detailed statements appropriately represent, in all material respects, the assets, profit and loss during the period pertaining to the financial statements and their annexed detailed statements in compliance with corporate accounting standards that are generally accepted in Japan.

Conflict of Interests
There are no interests between our firm or its managing members and DCM Holdings Co., Ltd. that must be stated in accordance with the provisions of the Certified Public Accountants Act.
End

Audit Report of the Board of Corporate Auditors

Audit Report

The Board of the Corporate Auditors has prepared this Audit Report, and reports as follows, regarding the execution of duties of directors during the 10th fiscal year from March 1, 2015 to February 29, 2016 upon deliberations based on the audit reports prepared by each auditor.
1. Method and Details of Audits by the Auditors and the Board of Corporate Auditors
(1) The Board of Corporate Auditors has stipulated policies and a division of duties, etc. for audits, and in addition to receiving reports on the status and results of audits from each auditor, the Board of Corporate Auditors receives reports from directors, etc. and the financial auditor on the performance of their duties, and requests explanations as necessary.
(2) In order to foster mutual understanding with directors, the internal audit division, and employees, etc. and to work to gather information and develop the audit environment, the Corporate Auditors performed audits using the following method in compliance with the auditor audit standards, and in accordance with the audit policies and division of duties, etc. stipulated by the Board of Corporate Auditors.
(i) The Corporate Auditors attended meetings of the Board of Directors and other material meetings, received reports from directors and employees, etc. on the status of the execution of their duties, requested explanations as necessary, viewed material approval documents, etc., and investigated the status of business and assets at headquarters and major offices. In regard to subsidiaries, the Corporate Auditors received business reports from subsidiaries as necessary in order to foster mutual understanding and exchange information with directors and auditors, etc. of subsidiaries.
(ii) With regard to the system to ensure that directors’ execution of duties set forth in business reports complies with laws and regulations and the articles of incorporation, and details of Board of Directors resolutions in regard to the development of the system stipulated in Article 100(1) and Article 100(3) of the Companies Act Enforcement Ordinance as necessary to ensure the propriety of business of the corporate group comprising a stock company and its subsidiaries, and the system developed pursuant to those resolutions (the internal control system), the Corporate Auditors received regular reports on the structure and operational status of the internal control system from directors and employees, etc., requested explanations as necessary, and expressed their opinions. Furthermore, the Corporate Auditors received reports from directors, etc. and Deloitte Touche Tohmatsu LLC regarding their assessment of internal controls pertaining to financial reporting and the status of audits, and requested explanations as necessary.

(iii) In addition to monitoring and observing whether the financial auditor is maintaining its independent position and performing audits appropriately, the Corporate Auditors received reports from the financial auditor on the status of the execution of its duties, and requested explanations as necessary. The Corporate Auditors also received notification from the financial auditor to the effect that the “system to ensure that duties are performed appropriately” (the matters set forth in the subparagraphs of Article 131 of the Company Accounting Ordinance) has been developed in accordance with the “Audit Quality Management Standards” (Business Accounting Council, October 28, 2005).

Based on the method outlined above, the Corporate Auditors examined the business report and its annexed detailed statement, financial statements (balance sheet, statement of income, and statement of changes in equity) and their annexed detailed statements, and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in equity) for the relevant fiscal year.

2. Audit Results
(1) Business report, etc. audit results
  (i) The Board of Corporate Auditors finds that the business report and its annexed detailed statement correctly represent the status of the Company in accordance with laws and regulations and the articles of incorporation.
  (ii) The Board of Corporate Auditors does not find any inappropriate acts or material facts that violate laws and regulations or the articles of incorporation in regard to directors’ execution of their duties.
  (iii) The Board of Corporate Auditors finds that the details of the Board of Directors’ resolutions regarding the internal control system are suitable. In addition, the Board of Auditors does not find any matters that must be commented on in regard to the details stated in business reports or directors’ execution of duties regarding the internal control system, including internal controls pertaining to financial reporting.
(2) Audit results for financial statements and their annexed detailed statements
The Board of Corporate Auditors finds that the methods and results of audits by the financial auditor, Deloitte Touche Tohmatsu LLC, are suitable.
(3) Audit results for consolidated financial statements
The Board of Auditors finds that the methods and results of audits by the financial auditor, Deloitte Touche Tohmatsu LLC, are suitable.

April 8, 2016
DCM Holdings Co., Ltd. Board of Corporate Auditors

Standing
Corporate  auditor               Kiyotaka Kamada [seal]
External auditor                    Yoshihiro Maki [seal]
External auditor                    Masaaki Kondo [seal]
External auditor                    Masamichi Kondo [seal]

 End